Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Anacor Pharmaceuticals, Inc.

at

$99.25 Net Per Share

by

Quattro Merger Sub Inc.

a wholly-owned subsidiary of

Pfizer Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

THE END OF THE DAY, IMMEDIATELY AFTER 11:59 P.M. NEW YORK CITY TIME

ON THURSDAY, JUNE 23, 2016,

UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Quattro Merger Sub Inc., a Delaware corporation (which we refer to as “Purchaser”) and a wholly-owned subsidiary of Pfizer Inc., a Delaware corporation (which we refer to as “Pfizer”), is offering to purchase, subject to certain conditions, including the satisfaction of the Minimum Condition, as described below, any and all of the outstanding shares of common stock, par value $0.001 per share (which we refer to as the “Shares”), of Anacor Pharmaceuticals, Inc., a Delaware corporation (which we refer to as “Anacor”), at a price of $99.25 per Share, net to the seller in cash, without interest, subject to any required withholding of taxes (which we refer to as the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (which we refer to as this “Offer to Purchase”) and in the related Letter of Transmittal (which we refer to as the “Letter of Transmittal” and which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes, and we refer to as, the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 14, 2016 (which, as it may be amended from time to time, we refer to as the “Merger Agreement”), by and among Pfizer, Purchaser and Anacor. The Merger Agreement provides, among other things, that as soon as practicable after (and in no event later than the business day following) the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Anacor (which we refer to as the “Merger”) without a vote of the stockholders of Anacor in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, with Anacor continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than treasury Shares held by Anacor and any Shares owned by Pfizer, Purchaser or any person who is entitled to and properly demands statutory appraisal of his or her Shares) will be converted into the right to receive $99.25 per Share in cash, without interest, subject to any required withholding of taxes. As a result of the Merger, Anacor will cease to be a publicly traded company and will become a wholly-owned subsidiary of Pfizer. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, (A) the Merger Agreement not having been terminated in accordance with its terms and (B) the satisfaction of (i) the Minimum Condition (as described below), (ii) the Regulatory Condition (as described below) and (iii) the Governmental Authority Condition (as described below). The “Minimum Condition” requires that the number of Shares validly tendered in accordance with the terms of the Offer, and not validly withdrawn, on or prior to the end of the day, immediately after 11:59 p.m., New York City time, on Thursday, June 23, 2016 (which we refer to as the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), together with the Shares then owned by Pfizer and Purchaser, represents at least a majority of the Shares then outstanding. The “Regulatory Condition” requires that any waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the Offer or the Merger has expired or been terminated. The “Governmental Authority Condition” requires that there is not in effect any injunction or other order issued by a court of competent jurisdiction in the United States prohibiting the consummation of the Offer or the Merger. The Offer is also subject to other conditions as described in this Offer to Purchase. See Section 15 — “Conditions of the Offer.”

The Board of Directors of Anacor, at a meeting duly called and held, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Anacor and its stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) resolved, subject to certain terms set forth in the Merger Agreement, to recommend acceptance of the Offer by the stockholders of Anacor.

A summary of the principal terms of the Offer appears under the heading “Summary Term Sheet.” You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares pursuant to the Offer.

May 26, 2016

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, with any required signature guarantees if the Letter of Transmittal so requires, and mail or deliver the Letter of Transmittal and any other required documents to Computershare Trust Company, N.A., in its capacity as depositary and paying agent for the Offer (which we refer to as the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Date, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer. If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery (see Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details).

* * * * *

Questions and requests for assistance should be directed to the Information Agent (as described herein) at its addresses and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and any other material related to the Offer may be obtained at the website maintained by the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

470 West Avenue

Stamford CT, 06902

Banks and Brokerage Firms Call: (203) 658-9400

Stockholders Call Toll Free: (800) 662-5200

E-mail: tenderinfo@morrowco.com

-i-

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Pfizer and Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Anacor contained herein and elsewhere in the Offer to Purchase has been provided to Pfizer and Purchaser by Anacor or has been taken from or is based upon publicly available documents or records of Anacor on file with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) or other public sources at the time of the Offer. Pfizer and Purchaser have not independently verified the accuracy and completeness of such information.

Securities Sought	Subject to certain conditions, including the satisfaction of the Minimum Condition, as described below, any and all of the outstanding shares of common stock, par value $0.001 per share, of Anacor Pharmaceuticals, Inc. Unless the context otherwise requires, in this Offer to Purchase we use the term “Shares” to refer to shares of Anacor common stock.

Price Offered Per Share	$99.25 per Share, net to the seller in cash, without interest, subject to any required withholding of taxes (which we refer to as the “Offer Price”).

Scheduled Expiration of Offer	At the end of the day, immediately after 11:59 p.m., New York City time, on Thursday, June 23, 2016, unless the Offer is extended or terminated. See Section 1 — “Terms of the Offer.”

Purchaser	Quattro Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Pfizer Inc., a Delaware corporation.

Who is offering to purchase my shares?

Quattro Merger Sub Inc., or “Purchaser,” a wholly-owned subsidiary of Pfizer Inc., or “Pfizer,” is offering to purchase for cash, subject to certain conditions, including the satisfaction of the Minimum Condition, any and all of the outstanding Shares. Purchaser is a Delaware corporation that was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Anacor. See the “Introduction” and Section 8 — “Certain Information Concerning Pfizer and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Pfizer. We use the term “Pfizer” to refer to Pfizer Inc. alone, the term “Purchaser” to refer to Quattro Merger Sub Inc. alone and the terms “Anacor” and the “Company” to refer to Anacor Pharmaceuticals, Inc. alone.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase, subject to certain conditions, including the satisfaction of the Minimum Condition, any and all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer.

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in Anacor. If the Offer is consummated, pursuant to the Merger Agreement, Pfizer intends as soon as practicable (and in no event later than the next business day) thereafter to cause Purchaser to consummate the Merger (as described below). Upon consummation of the Merger (as described below), Anacor would cease to be a publicly traded company and would be a wholly-owned subsidiary of Pfizer.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $99.25 per Share, net to the seller in cash, without interest, subject to any required withholding of taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

See the “Introduction,” Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. Pfizer, Purchaser and Anacor have entered into an Agreement and Plan of Merger, dated as of May 14, 2016 (which, as it may be amended from time to time, we refer to as the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Anacor (which we refer to as the “Merger”). If the conditions to the Offer (including the Minimum Condition) are satisfied and we consummate the Offer, we intend to effect the Merger without any vote or other action by the stockholders of Anacor pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (which we refer to as the “DGCL”).

See Section 11 — “The Merger Agreement” and Section 15 — “Conditions of the Offer.”

Will you have the financial resources to make payment?

Yes. Consummation of the Offer is not subject to any financing condition. The total amount of funds required by Pfizer and Purchaser to consummate the Offer and purchase all outstanding Shares in the Offer, to provide funding for the payment in respect of outstanding in-the-money stock options and other equity awards, to make payments required in respect of Anacor’s outstanding convertible notes and to provide funding for the Merger (including related fees and expenses) is approximately $5.2 billion, net of Anacor’s cash and cash equivalents. Pfizer and Purchaser currently have, and will have, available to them, through a variety of sources, including cash on hand, funds necessary for the payment of the aggregate Offer Price and the aggregate Merger Consideration (as defined below) and to satisfy all of their payment obligations under the Merger Agreement and resulting from the transactions contemplated thereby. Neither Pfizer nor Purchaser has entered into any financing commitment in connection with the Merger Agreement or the transactions contemplated thereby.

See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No, we do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•	Pfizer has and will have sufficient funds to purchase all Shares tendered pursuant to the Offer; and

•	if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger as was paid in the Offer (i.e., the Offer Price).

How long do I have to decide whether to tender my Shares in the Offer?

You will have until the end of the day, immediately after 11:59 p.m., New York City time, on Thursday, June 23, 2016, unless we extend the Offer pursuant to the terms of the Merger Agreement (we refer to such date and time, as it may be extended in accordance with the terms of the Merger Agreement, as the “Expiration Date”) or the Offer is earlier terminated. If you cannot deliver everything required to make a valid tender to the Depositary (as described below) prior to such time, you may be able to use a guaranteed delivery procedure, which is described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.” Please note that Shares tendered pursuant to guaranteed delivery procedures but not yet delivered in satisfaction of such guarantee shall be excluded in calculating whether the Minimum Condition has been satisfied and therefore you are encouraged to deliver your Shares and other required documents to make a valid tender by the Expiration Date. Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit such nominee to tender your Shares by the Expiration Date.

The date and time at which Purchaser accepts for payment and pays for Shares validly tendered and not validly withdrawn pursuant to the Offer is referred to as the “Acceptance Time.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes, the Offer can be extended.

We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement pursuant to its terms, if any of the Offer Conditions is not satisfied or waived at any scheduled Expiration Date, Purchaser must extend the Offer, from time to time for one or more periods not to exceed 10 business days (or such other period as may be mutually agreed by Pfizer, Purchaser and Anacor) for each individual extension, until such Offer Conditions are satisfied or waived. Purchaser (i) may extend the Offer for the minimum period required by any applicable law or the rules and regulations of the SEC or The NASDAQ Stock Market LLC (which we refer to as “NASDAQ”) or as may be necessary to resolve any comments of the SEC or its staff and (ii) will not be required to extend the Offer beyond 5:00 p.m., New York City time on September 14, 2016, which date will automatically be extended to November 13, 2016 if all of the Offer Conditions other than the Regulatory Condition are satisfied or waived (which such date, as it may be automatically extended, we refer to as the “End Date”), unless Pfizer is not then permitted to terminate the Merger Agreement because the Acceptance Time has not occurred before the End Date as a result of Pfizer’s breach of the Merger Agreement.

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A., which is the depositary and paying agent for the Offer (which we refer to as the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

See Section 1 — “Terms of the Offer.”

What are the conditions to the Offer?

The Offer is conditioned upon the satisfaction or waiver of the following conditions (which we refer to as the “Offer Conditions”):

•	there have been validly tendered in accordance with the terms of the Offer, and not validly withdrawn, a number of Shares that, together with the Shares then owned by Pfizer and Purchaser, represents at least a majority of the Shares then outstanding; (provided that Shares tendered pursuant to guaranteed delivery procedures but not yet delivered in satisfaction of such guarantee shall be excluded in such calculation) (which we refer to as the “Minimum Condition”);

•	any waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (which we refer to as the “HSR Act”) applicable to the Offer or the Merger has expired or been terminated (which we refer to as the “Regulatory Condition”);

•	there is not in effect any injunction or other order issued by a court of competent jurisdiction in the United States prohibiting the consummation of the Offer or the Merger (which we refer to as the “Governmental Authority Condition”);

•	the representations and warranties made by Anacor in the Merger Agreement are true and correct, subject to the materiality and other qualifications set forth in the Merger Agreement (which we refer to as the “Representations Condition”);

•	Anacor has not failed to perform in any material respect any of its obligations under the Merger Agreement, if such failure to perform has not been cured (which we refer to as the “Obligations Condition”);

•	Anacor has not failed to deliver to Pfizer a certificate signed by an executive officer of Anacor certifying that the Representations Condition and the Obligations Condition have been satisfied; and

•	the Merger Agreement has not been terminated in accordance with its terms (which we refer to as the “Termination Condition”).

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive any of the Offer Conditions and to make any change in the terms of or conditions to the Offer, except that, without the prior written consent of Anacor, Purchaser is not permitted to (i) waive or change the Minimum Condition or the Termination Condition, (ii) decrease the Offer Price, (iii) change the form of consideration to be paid in the Offer, (iv) decrease the number of Shares subject to the Offer, (v) extend or otherwise change the expiration date of the Offer except as otherwise required or expressly permitted in the Merger Agreement, (vi) impose additional Offer Conditions or otherwise amend, modify or supplement any of the Offer Conditions or terms of the Offer in a manner adverse to the holders of the Shares or (vii) provide any “subsequent offering period” in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”).

See Section 15 — “Conditions of the Offer.”

Have any Anacor stockholders entered into agreements with Pfizer or its affiliates requiring them to tender their Shares?

No.

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal, with any required signature guarantees, and any other documents required by the Letter of Transmittal, to the Depositary or (ii) tender your Shares by following the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase, no later than the Expiration Date. If you are the registered owner but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may have a limited amount of additional time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three NASDAQ trading days using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items within that three trading-day period. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Expiration Date. Pursuant to Section 14(d)(5) of the Exchange Act, Shares may be withdrawn at any time after July 25, 2016, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for purchase the Shares validly tendered in the Offer.

See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

What does the Anacor Board of Directors think of the Offer?

The Board of Directors of Anacor, at a meeting duly called and held, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Anacor and its stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) resolved, subject to certain terms set forth in the Merger Agreement, to recommend acceptance of the Offer by the stockholders of Anacor.

See the “Introduction” and Section 10 — “Background of the Offer; Past Contacts or Negotiations with Anacor.” We expect that a more complete description of the reasons for the Anacor Board of Directors’ approval of the Offer and the Merger will be set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 to be prepared by Anacor and filed with the SEC and mailed to all Anacor stockholders.

If the Offer is consummated, will Anacor continue as a public company?

No. Immediately following consummation of the Offer, we expect to complete the Merger pursuant to applicable provisions of the DGCL, after which the Surviving Corporation will be a wholly-owned subsidiary of Pfizer and the Shares will no longer be publicly traded.

See Section 13 — “Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

If we consummate the Offer, and accordingly acquire a number of Shares that, together with the Shares then owned by Pfizer and Purchaser, represents at least a majority of the Shares then outstanding as of the Expiration Date, then, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of Anacor pursuant to Section 251(h) of the DGCL. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required (nor are we permitted) to accept the Shares for purchase in the Offer, nor will we consummate the Merger.

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of Anacor will not be required to vote on the Merger and if the Merger is consummated, will, if they do not otherwise properly demand appraisal rights under the DGCL, receive the same cash consideration, without interest and subject to any required withholding of taxes, for their Shares as was payable in the Offer (which we refer to as the “Merger Consideration”). Anacor stockholders will be entitled to appraisal rights under the DGCL in connection with the Merger with respect to any Shares not tendered in the Offer.

See Section 11 — “The Merger Agreement,” Section 12 — “Purpose of the Offer; Plans for Anacor — Merger Without a Stockholder Vote” and Section 17 — “Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On May 13, 2016, the last trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $64.03. On May 25, 2016, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $99.24. The Offer Price represents a premium of approximately 55% over the trading price at which the Shares closed on May 13, 2016 and a premium of approximately 56.5% over the volume-weighted average trading price for the Shares during the month preceding May 14, 2016, the date of the Merger Agreement.

See Section 6 — “Price Range of Shares; Dividends.”

Will I be paid a dividend on my Shares during the pendency of the Offer?

No. The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, except with the prior written consent of Pfizer, Anacor will not declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) with respect of its capital stock (including the Shares).

See Section 6 — “Price Range of Shares; Dividends.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, stockholders will be entitled to appraisal rights in connection with the Merger if they did not tender Shares in the Offer, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights.

See Section 17 — “Appraisal Rights.”

What will happen to my stock options and restricted stock units in the Offer?

The Offer is made only for Shares and is not made for any stock options or restricted stock units. If you wish to tender Shares underlying stock options, you must first exercise such stock option (to the extent exercisable) in accordance with its terms in sufficient time to tender pursuant to the Offer the Shares received upon exercise of such stock option.

Stock Options. The Merger Agreement provides that each option to purchase Shares that is outstanding and unexercised immediately prior to the Effective Time, whether vested or unvested, will become fully vested (to the extent unvested) and be converted into the right to receive an amount in cash equal to the product obtained by multiplying (a) the excess, if any, of the Offer Price over the exercise price per Share of such stock option by (b) the total number of Shares subject to such stock option, which cash amount will be paid, less any required withholding taxes, at the Effective Time. Any options for which the exercise price per Share exceeds the Offer Price will be canceled for no consideration.

Restricted Stock Units. The Merger Agreement provides that, subject to certain exceptions, each restricted stock unit in respect of Shares that is outstanding immediately prior to the Effective Time, whether vested or unvested, will become fully vested (to the extent unvested) and be converted into the right to receive an amount in cash equal to the product obtained by multiplying (a) the Offer Price by (b) the total number of Shares subject to such restricted stock unit, which cash amount will be paid, less any required withholding taxes, at the Effective Time. Certain restricted stock units held by a consultant of Anacor or that may be granted between the execution of the Merger Agreement and the Effective Time will convert into a fixed cash amount on the same terms as described in the preceding sentence but will remain subject to the vesting schedule and performance conditions, if any, that applied prior to the Effective Time.

See Section 11 — “The Merger Agreement — Treatment of Equity Awards.”

What will happen to my rights to purchase shares under the Anacor 2010 Employee Stock Purchase Plan?

The Offer is made only for Shares and not for rights to purchase shares under Anacor’s 2010 Employee Stock Purchase Plan (referred to herein as the “ESPP”). The ESPP will continue to be operated in accordance with its terms for the current offering period, except that participants may not increase the amount of payroll deductions into the ESPP (except in accordance with elections in effect as of the execution of the Merger Agreement), individuals who did not participate in the ESPP as of the execution of the Merger Agreement may not commence participation in the ESPP and, depending on when the Effective Time occurs, the current offering period may be terminated early in order for accumulated contributions to be used to purchase Shares as of no later than ten business days prior to the Effective Time. No new offering periods will commence following the execution of the Merger Agreement.

Shares acquired from the ESPP may be tendered in accordance with the terms of the Offer.

See Section 11 — “The Merger Agreement — Treatment of ESPP.”

What are the material U.S. federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares pursuant to the Offer or the Merger generally will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws.

We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

See Section 5 — “Certain U.S. Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call Morrow Sodali toll-free at (800) 662-5200. Banks and brokerage firms may call collect at (203) 658-9400. Morrow Sodali is acting as the information agent (the “Information Agent”) for our tender offer. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

To the Holders of Shares of Common Stock of Anacor:

Quattro Merger Sub Inc., a Delaware corporation (which we refer to as “Purchaser”) and a wholly-owned subsidiary of Pfizer Inc., a Delaware corporation (which we refer to as “Pfizer”), is offering to purchase, subject to the satisfaction of the Minimum Condition, as described below, any and all of the outstanding shares of common stock, par value $0.001 per share (which we refer to as the “Shares”), of Anacor Pharmaceuticals, Inc., a Delaware corporation (which we refer to as “Anacor”), at a price of $99.25 per Share, net to the seller in cash, without interest, subject to any required withholding of taxes (which we refer to as the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (which we refer to as this “Offer to Purchase”) and in the related Letter of Transmittal (which we refer to as the “Letter of Transmittal” and which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes, and we refer to as, the “Offer”).

We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of May 14, 2016 (which, as it may be amended from time to time, we refer to as the “Merger Agreement”), by and among Pfizer, Purchaser and Anacor. The Merger Agreement provides, among other things, that as soon as practicable after (and in no event later than the business day following) the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Anacor (which we refer to as the “Merger”) without a vote of the stockholders of Anacor in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, with Anacor continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than treasury Shares held by Anacor and any Shares owned by Pfizer, Purchaser or any person who is entitled to and properly demands statutory appraisal of his or her Shares) will be converted into the right to receive $99.25 per Share in cash, without interest, subject to any required withholding of taxes. As a result of the Merger, Anacor will cease to be a publicly traded company and will become a wholly-owned subsidiary of Pfizer. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in Section 11 — “The Merger Agreement,” which also contains a discussion of the treatment of Anacor stock options and other equity awards in the Merger.

Tendering stockholders who are record owners of their Shares and who tender directly to Computershare Trust Company, N.A., the depositary and paying agent for the Offer (which we refer to as the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, (A) the Merger Agreement not having been terminated in accordance with its terms and (B) the satisfaction of (i) the Minimum Condition (as described below), (ii) the Regulatory Condition (as described below) and (iii) the Governmental Authority Condition (as described below). The “Minimum Condition” requires that the number of Shares validly tendered in accordance with the terms of the Offer, and not validly withdrawn, on or prior to the end of the day, immediately after 11:59 p.m., New York City time, on Thursday, June 23, 2016 (which we refer to as the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), together with the Shares then owned by Pfizer and Purchaser, represents at least a majority of the Shares then outstanding. The “Regulatory Condition” requires that any waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the Offer or the Merger has expired or been terminated. The “Governmental Authority Condition” requires that there is not in effect any injunction or other order issued by a court of competent jurisdiction in the United States prohibiting the consummation of the Offer or the Merger. The Offer is also subject to other conditions as described in this Offer to Purchase. See Section 15 — “Conditions of the Offer.”

The Board of Directors of Anacor, at a meeting duly called and held, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Anacor and its stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) resolved, subject to certain terms set forth in the Merger Agreement, to recommend acceptance of the Offer by the stockholders of Anacor.

A more complete description of the Anacor Board of Directors’ reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, will be set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Anacor (which, together with any exhibits and annexes attached thereto, we refer to as the “Schedule 14D-9”), that will be furnished by Anacor to stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information to be set forth under the sub-heading “Background and Reasons for the Company Board’s Recommendation.”

Anacor has advised Pfizer that, as of the close of business on May 24, 2016, 45,444,071 Shares were outstanding.

Pursuant to the Merger Agreement, from and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, the directors of Board of Directors of the Surviving Corporation will consist of the members of the Board of Directors of Purchaser at the Effective Time, and the officers of the Surviving Corporation will consist of the officers of Purchaser at the Effective Time.

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the conditions to the Offer (including the Minimum Condition) are satisfied and Purchaser consummates the Offer, Purchaser will consummate the Merger pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (which we refer to as the “DGCL”) without the vote of the stockholders of Anacor.

Certain U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5 — “Certain U.S. Federal Income Tax Consequences.”

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of Anacor will be entitled to appraisal rights under the DGCL in connection with the Merger if they do not tender Shares in the Offer, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 17 — “Appraisal Rights.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and pay for, promptly after the Expiration Date, all Shares validly tendered and not validly withdrawn (as permitted under Section 4 — “Withdrawal Rights”) prior to the Expiration Date.

The date and time at which Purchaser accepts for payment and pays for Shares validly tendered and not validly withdrawn pursuant to the Offer is referred to as the “Acceptance Time.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, (A) the Merger Agreement not having been terminated in accordance with its terms and (B) the satisfaction of (i) the Minimum Condition, (ii) the Regulatory Condition and (iii) the Governmental Authority Condition. We refer to these conditions and the other conditions described in Section 15 — “Conditions of the Offer” as the “Offer Conditions.”

We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement pursuant to its terms, if any of the Offer Conditions is not satisfied or waived at any scheduled Expiration Date, Purchaser must extend the Offer, from time to time for one or more periods not to exceed 10 business days (or such other period as may be mutually agreed by Pfizer, Purchaser and Anacor) for each individual extension, until such Offer Conditions are satisfied or waived. Purchaser (i) may extend the Offer for the minimum period required by any applicable law or the rules and regulations of the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) or The NASDAQ Stock Market LLC (which we refer to as “NASDAQ”) or as may be necessary to resolve any comments of the SEC or its staff and (ii) will not be required to extend the Offer beyond 5:00 p.m., New York City time on September 14, 2016, which date will automatically be extended to November 13, 2016 if all of the Offer Conditions other than the Regulatory Condition are satisfied or waived (which such date, as it may be automatically extended, we refer to as the “End Date”), unless Pfizer is not then permitted to terminate the Merger Agreement because the Acceptance Time has not occurred before the End Date as a result of Pfizer’s breach of the Merger Agreement.

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive any of the Offer Conditions and to make any change in the terms of or conditions to the Offer, except that, without the prior written consent of the Anacor, Purchaser is not permitted to (i) waive or change the Minimum Condition or the Termination Condition, (ii) decrease the Offer Price, (iii) change the form of consideration to be paid in the Offer, (iv) decrease the number of Shares subject to the Offer, (v) extend or otherwise change the expiration date of the Offer except as otherwise required or expressly permitted in the Merger Agreement, (vi) impose additional Offer Conditions or otherwise amend, modify or supplement any of the Offer Conditions or terms of the Offer in a manner adverse to the holders of the Shares or (vii) provide any “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares (whether before or after our acceptance for payment for Shares) or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for purchase is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum 10 business day period generally is required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for purchase in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

The Merger Agreement does not contemplate a subsequent offering period for the Offer.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the Offer Conditions have not been satisfied. See Section 15 — “Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. See Section 11 — “The Merger Agreement — Termination.”

As soon as practicable after (and in no event later than the business day following) the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will complete the Merger without a vote of the stockholders of Anacor in accordance with Section 251(h) of the DGCL.

Anacor has provided us with its stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the stockholder list of Anacor and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — “Conditions of the Offer,” we will accept for payment and pay for, promptly after the Expiration Date, all Shares validly tendered and not validly withdrawn prior to the Expiration Date.

Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will promptly pay for Shares tendered and accepted for purchase pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (which we refer to as the “Certificates”) or confirmation of a book-entry transfer of such Shares (which we refer to as a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (which we refer to as “DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for purchase of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for purchase pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for purchase. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

If any tendered Shares are not accepted for purchase for any reason pursuant to the terms and conditions of the Offer, or if Certificates are submitted evidencing more Shares than are tendered, Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (a) the Certificates evidencing tendered Shares must be received by the Depositary at such address or (b) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such

Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution (as described below);

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is received by the Depositary (as provided below) by the Expiration Date; and

•	the Certificates for all such validly tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within three NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by overnight courier or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice. Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary prior to the Expiration Date.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal if:

•	the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal; or

•	the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each of which we refer to as an “Eligible Institution” and, collectively, we refer to as “Eligible Institutions”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Certificate not accepted for purchase or not tendered is to be issued in, the name of a person other than the registered holder, then the Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Certificate, with the signature on such Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of the Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.

Irregularities. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Purchaser shall determine. None of Pfizer, Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for purchase by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Anacor’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of Anacor’s stockholders.

Information Reporting and Backup Withholding. Payments made to stockholders of Anacor in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, U.S. stockholders that do not otherwise establish an exemption should complete and return the Internal Revenue Service (which we refer to as the “IRS”) Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a U.S. person, that the taxpayer identification number provided by such stockholder is correct, and that such stockholder is not subject to backup withholding. Foreign stockholders should submit an appropriate and properly completed IRS Form W-8, a copy of which may be obtained from the Depositary or the IRS website at www.irs.gov, in order to avoid backup withholding. Such stockholders should consult their own tax advisors to determine which Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a stockholder’s United States federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

4. Withdrawal Rights.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the end of the day, immediately after 11:59 p.m., New York time, on Thursday, June 23, 2016, and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after July 25, 2016, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of Pfizer, Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Certain U.S. Federal Income Tax Consequences.

The following is a general summary of certain U.S. federal income tax consequences of the Offer and the Merger to U.S. Holders (as defined below) of Anacor whose Shares are tendered and accepted for purchase pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The summary applies only to U.S. Holders who hold Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any foreign, state or local tax consequences of the Offer or the Merger. In addition, this summary does not address U.S. federal tax other than the income tax. Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that may be relevant to a holder in light of its, his or her particular circumstances, or that may apply to a holder that is subject to special treatment under the U.S. federal income tax laws (including, for example, foreign taxpayers, small business investment companies, regulated investment companies, real estate investment trusts, S corporations, controlled foreign corporations, passive foreign investment companies, cooperatives, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, stockholders that are, or hold Shares through, partnerships or other pass-through entities for U.S. federal income tax purposes, U.S. persons whose functional currency is not the U.S. dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, stockholders holding Shares that are part of a straddle, hedging, constructive sale or conversion transaction, stockholders who receive cash pursuant to the exercise of appraisal rights, and stockholders who received Shares pursuant to the exercise of employee stock options, stock purchase rights, or stock appreciation rights, as restricted stock, restricted stock units, or otherwise as compensation).

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, if (A) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have authority to control all of the trust’s substantial decisions or (B) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes. This discussion does not address the tax consequences to stockholders who are not U.S. Holders.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Shares, the tax treatment of a person treated as a partner in such partnership generally will depend upon the status of the partner and the partnership’s activities. Accordingly, entities treated as partnerships for U.S. federal income tax purposes that hold Shares and persons treated as partners in such entities should consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Merger.

Because individual circumstances may differ, each stockholder should consult its, his or her own tax advisor to determine the particular tax consequences of the Offer and the Merger to it, him or her, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and changes in any laws.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. In general, a U.S. Holder who exchanges Shares for cash pursuant to the Offer or the Merger will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Shares exchanged. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if, as of the date of the exchange, a U.S. Holder’s holding period for such Shares is more than one year. Long-term capital gain recognized by certain non-corporate holders, including individuals, is currently taxable at a reduced rate. The deductibility of capital losses is subject to certain limitations.

If a U.S. Holder acquired different blocks of Shares at different times and different prices, such U.S. Holder must determine its, his or her adjusted tax basis and holding period separately with respect to each block of Shares.

A U.S. Holder who exchanges Shares pursuant to the Offer or the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

6. Price Range of Shares; Dividends.

The Shares currently trade on NASDAQ under the symbol “ANAC.” Anacor has advised Pfizer that, as of the close of business on May 24, 2016, 45,444,071 Shares were outstanding.

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period within the three preceding fiscal years, as reported on NASDAQ, and the quarterly cash dividends declared per Share for each such quarterly period.

	High	Low	Cash Dividends Declared
Year Ended December 31, 2013
First Quarter	$7.00	$3.00	$—
Second Quarter	$8.25	$4.83	—
Third Quarter	$11.76	$5.34	—
Fourth Quarter	$17.90	$10.05	—

Year Ended December 31, 2014
First Quarter	$23.07	$16.06	$—
Second Quarter	$21.27	$13.19	—
Third Quarter	$25.78	$14.95	—
Fourth Quarter	$37.45	$22.29	—

Year Ended December 31, 2015
First Quarter	$58.56	$30.46	$—
Second Quarter	$81.43	$52.02	—
Third Quarter	$156.93	$76.81	—
Fourth Quarter	$131.78	$84.57	—

Year Ended December 31, 2016
First Quarter	$114.87	$52.90	$—
Second Quarter (through May 25, 2016)	$101.08	$52.00	—

On May 13, 2016, the last trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $64.03. On May 25, 2016, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $99.24. The Offer Price represents a premium of approximately 55% over the trading price at which the Shares closed on May 13, 2016 and a premium of approximately 56.5% over the volume-weighted average trading price for the Shares during the month preceding May 14, 2016, the date of the Merger Agreement.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, except with the prior written consent of Pfizer, Anacor will not declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock (including the Shares).

7. Certain Information Concerning Anacor.

Except as specifically set forth herein, the information concerning Anacor contained in this Offer to Purchase has been taken from or is based upon information furnished by Anacor or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Anacor’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.

General. The following description of Anacor and its business has been taken from Anacor’s annual report on Form 10-K for the fiscal year ended December 31, 2015, and is qualified in its entirety by reference to such Form 10-K.

Anacor was incorporated in Delaware in 2000 and began operations under the name Anacor Pharmaceuticals, Inc. in 2002 in Palo Alto, California. Anacor’s common stock trades on the NASDAQ Global Market under the symbol “ANAC.” Anacor’s principal corporate offices are located at 1020 East Meadow Circle, Palo Alto, California 94303-4230 and its telephone number is (650) 543-7500. Anacor’s internet address is www.anacor.com.

Anacor is a biopharmaceutical company focused on discovering, developing and commercializing novel small-molecule therapeutics derived from its boron chemistry platform. Anacor believes that its expertise in boron chemistry enables it to design and synthesize compounds that interact with drug targets in novel ways and also address drug targets that have been historically difficult to treat with traditional carbon-based compounds. Anacor has applied this expertise across a range of inflammatory, fungal and bacterial diseases that represent significant unmet medical needs.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Anacor is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Anacor’s directors and officers, their remuneration, stock options and other equity awards granted to them, the principal holders of Anacor’s securities, any material interests of such persons in transactions with Anacor and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on April 29, 2016 and first mailed to Anacor’s stockholders on or about April 29, 2016. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Anacor, that file electronically with the SEC.

8. Certain Information Concerning Pfizer and Purchaser.

Pfizer and Purchaser. Pfizer is a research-based, global biopharmaceutical company. Pfizer applies science and its global resources to bring therapies to people that extend and significantly improve their lives through the discovery, development and manufacture of healthcare products. Pfizer’s global portfolio includes medicines, vaccines and medical devices, as well as many of the world’s best-known consumer healthcare products. Pfizer works across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. Pfizer collaborates with healthcare providers, governments and local communities to support and expand access to reliable, affordable healthcare around the world. Pfizer’s revenues are derived from the sale of its products and, to a much lesser extent, from alliance agreements, under which it co-promotes products discovered by other companies. The majority of Pfizer’s revenues come from the manufacture and sale of biopharmaceutical products. Pfizer was incorporated under the laws of the State of Delaware on June 2, 1942.

Purchaser is a Delaware corporation formed on May 12, 2016 solely for the purpose of effecting the Offer and the Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. Purchaser has no assets or liabilities other than the contractual rights and obligations related to the Merger Agreement. Upon the completion of the Merger, Purchaser’s separate corporate existence will cease and Anacor will continue as the Surviving Corporation. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Purchaser is a wholly-owned subsidiary of Pfizer.

Pfizer’s and Purchaser’s principal executive offices are located at 235 East 42nd Street, New York, NY 10017-5755 and their telephone number is (212) 733-2323.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Pfizer and Purchaser are listed in Schedule I to this Offer to Purchase.

During the last five years, none of Pfizer or Purchaser or, to the best knowledge of Pfizer and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, (i) none of Pfizer or Purchaser or, to the best knowledge of Pfizer and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Pfizer or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Pfizer or Purchaser or, to the best knowledge of Pfizer and Purchaser, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Pfizer or Purchaser or, to the best knowledge of Pfizer and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Anacor (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Pfizer or Purchaser or, to the best knowledge of Pfizer and Purchaser, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with Anacor or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer.

Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Pfizer or any of its subsidiaries or, to the best knowledge of Pfizer and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Anacor or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (which we refer to as the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Pfizer and Purchaser with the SEC, are available for inspection at the SEC’s Public

Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Pfizer has filed electronically with the SEC.

9. Source and Amount of Funds.

Pfizer and Purchaser currently have, and will have, available to them all funds, through a variety of sources, including cash on hand, necessary for the payment of the aggregate Offer Price and the aggregate Merger Consideration (as defined below) and to satisfy all of their payment obligations under the Merger Agreement and resulting from the transactions contemplated thereby. Pfizer has not entered into any financing commitment in connection with the Merger Agreement or the transactions contemplated thereby.

10. Background of the Offer; Past Contacts or Negotiations with Anacor.

The information set forth below regarding Anacor not involving Pfizer or Purchaser was provided by Anacor.

Background of the Offer

The following chronology summarizes the key meetings and events between representatives of Pfizer and representatives of Anacor that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the representatives of Pfizer and Anacor. For a review of Anacor’s additional activities relating to these contacts, please refer to Anacor’s Schedule 14D-9 being mailed to stockholders with this Offer to Purchase.

On September 24, 2015, representatives of Citigroup Global Markets Inc. (“Citi”), financial advisor to Anacor, contacted representatives of Pfizer regarding Pfizer’s potential strategic interest in Anacor. Citi also provided Pfizer with non-confidential management presentation materials regarding Anacor.

On September 29, 2015, representatives of Pfizer indicated to Citi that they were not interested in pursuing a strategic transaction with Anacor at that time.

The Pfizer Board of Directors, together with its senior management, has regularly evaluated business development opportunities, including strategic acquisitions. Pfizer’s business development approach has prioritized the acquisition of near- or in-market products that have the potential to generate incremental growth and value, with a focus, following its acquisition of Hospira, Inc., on developing its innovative pharmaceutical business. In late 2015, Pfizer completed a strategic review of its business that confirmed medical dermatology as an important area for development within the inflammation and immunology unit of its innovative business. Pfizer subsequently identified Anacor as a potential opportunity for a strategic transaction that could provide Pfizer with a near-market first-in-class product for the treatment of atopic dermatitis (crisaborole) with the potential of generating incremental revenue growth for its innovative business.

On April 15, 2016, representatives of Citi and representatives of Pfizer had a discussion regarding recent market developments. As part of that discussion, representatives of Citi and representatives of Pfizer discussed the Company, among other topics, and representatives of Pfizer requested that Citi arrange a meeting with Anacor’s management in order to explore a potential strategic transaction between Pfizer and Anacor.

On April 19, 2016, Pfizer executed a confidentiality and standstill agreement with Anacor.

On April 20, 2016, representatives of Anacor’s management met with representatives of Pfizer to provide a presentation on Anacor’s business and operations.

On April 22, 2016, representatives of Pfizer were granted access to a virtual data room containing certain non-public information regarding Anacor’s business and operations and Pfizer commenced its due diligence review of Anacor’s documentation. Representatives of Pfizer participated in a number of due diligence calls with representatives of Anacor’s management following such date.

On April 28, 2016, representatives of Pfizer’s management discussed the potential acquisition of Anacor at a regularly scheduled meeting of the Pfizer Board of Directors as part of a broader discussion focused on key therapeutic areas of focus for Pfizer and the potential impact that acquisitions in these areas could have on category leadership, near-term revenue growth for the innovative business and overall shareholder value.

On May 5, 2016 representatives of Pfizer and representatives of Citi held a telephone conversation, during which the Pfizer representatives expressed an interest in acquiring Anacor for cash consideration of $95.00 per Share and indicated they would provide a non-binding, written indication of interest regarding Pfizer’s proposal.

On May 6, 2016, Pfizer submitted a non-binding indicative proposal to Anacor (the “May 6 Pfizer Proposal”), subject to, among other conditions, satisfactory completion of Pfizer’s due diligence, to acquire Anacor for cash consideration of $95.00 per Share. The May 6 Pfizer Proposal stated that it was not subject to any financing condition and that Pfizer expected to be able to complete due diligence and sign a definitive transaction agreement in approximately two weeks.

On May 6, 2016, representatives of Citi spoke with representatives of Pfizer, during which Citi representatives conveyed that the Anacor Board of Directors was not prepared to accept the May 6 Pfizer Proposal, that Anacor had received another indicative proposal from another third party, and that Pfizer should aim to provide an improved “best and final” proposal to Anacor by May 13, 2016. Also on May 6, 2016, representatives of Davis Polk & Wardwell LLP (“Davis Polk”), legal advisor to Anacor, sent a draft merger agreement to Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), counsel to Pfizer.

From May 6, 2016 to May 13, 2016, Pfizer continued its due diligence review of Anacor. Over the same period, representatives of Davis Polk negotiated the terms of a draft merger agreement with Wachtell Lipton, including the closing conditions, certain deal protections (including the size of the termination fee, the “no shop” provision and “fiduciary out” exception and the scope of the representations and warranties and interim operating covenants) and the regulatory undertakings.

On May 12, 2016, representatives of Pfizer contacted representatives of Anacor’s management to indicate Pfizer’s continued interest in a strategic transaction with Anacor. Following this discussion, representatives of Pfizer and representatives of Citi held a telephone conversation during which representatives of Citi reiterated that Pfizer should provide an improved “best and final” proposal to Anacor on May 13, 2016.

Also on May 12, 2016, the Pfizer Board of Directors held a telephonic meeting, during which representatives of management provided an update regarding discussions with Anacor regarding the potential acquisition and Pfizer’s key due diligence findings, reviewed a valuation analysis of Anacor, and then discussed the strategic rationale for pursuing a transaction with Anacor. Representatives of Wachtell Lipton also updated the Pfizer Board of Directors on the status of the negotiations of the merger agreement and provided an overview of the key terms of the agreement. At this meeting, the Pfizer Board of Directors authorized Pfizer’s executive management to continue to pursue the potential transaction with Anacor and to finalize a definitive agreement to acquire Anacor consistent with the terms outlined to the Pfizer Board of Directors at such meeting.

On May 13, 2016, Pfizer submitted an oral “best and final” proposal to Anacor. Pfizer initially communicated to Citi a proposal to acquire Anacor for cash consideration of $97.50 per Share, and then, following a request by Citi to provide Pfizer’s “best and final” proposal, Pfizer communicated a “best and final” proposal to acquire Anacor for cash consideration of $99.25 per Share, with the request that Anacor seek to finalize and execute the merger agreement promptly. Anacor’s closing Share price on May 13, 2016 was $64.03.

Following Pfizer’s “best and final” proposal, the Anacor Board of Directors approved the transaction with Pfizer, and representatives of Anacor’s management, Citi and Davis Polk worked with representatives of Pfizer’s management, Wachtell Lipton, and Centerview Partners LLC and Guggenheim Securities, LLC, financial advisors to Pfizer, to negotiate the remaining issues in the Merger Agreement. Pfizer, Merger Sub and Anacor each executed the Merger Agreement on the morning of May 14, 2016.

On May 16, 2016, Pfizer and Anacor issued a joint press release announcing the proposed transaction.

Past Contacts, Transactions, Negotiations and Agreements.

For more information on the Merger Agreement and the other agreements between Anacor and Purchaser and their respective related parties, see Section 8 — “Certain Information Concerning Pfizer and Purchaser,” Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement.”

11. The Merger Agreement.

The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference and filed as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Pfizer and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

This summary of the Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual disclosures about Pfizer, Purchaser, Anacor or their respective affiliates. The Merger Agreement contains representations, warranties and covenants that are the product of negotiations among the parties thereto and made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations, warranties and covenants are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by a confidential disclosure schedule delivered by Anacor to Pfizer in connection with the Merger Agreement. The representations, warranties and covenants in the Merger Agreement were made for the purpose of allocating contractual risk between the parties thereto and governing contractual rights and relationships between the parties thereto instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to security holders of Pfizer or Anacor. In reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this Section 11, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or conditions of Pfizer, Purchaser, Anacor or their respective affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may have changed since the date of the Merger Agreement and may change after the date hereof, and such subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, such representations, warranties and covenants or descriptions thereof should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Pfizer and Anacor publicly file.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable after the date of the Merger Agreement (but in no event later than June 2, 2016). Purchaser’s obligation to accept for payment and pay for Shares validly tendered in the Offer is subject to the satisfaction of the Minimum Condition and the other Offer Conditions that are described in Section 15 — “Conditions of the Offer.” Subject to the satisfaction of the Minimum Condition and the other Offer Conditions, the Merger Agreement provides that Purchaser will accept for payment and pay for all Shares validly tendered and not validly withdrawn in the

Offer promptly after the scheduled Expiration Date, as it may be extended pursuant to the terms of the Merger Agreement. The time at which Shares are first accepted for payment and paid for under the Offer is referred to herein as the “Acceptance Time.”

Purchaser expressly reserves the right to waive any Offer Condition or make any change in the terms of or conditions to the Offer, except that Anacor’s prior written consent is required for Purchaser to:

•	waive or change the Minimum Condition or Termination Condition;

•	decrease the Offer Price;

•	change the form of consideration payable in the Offer;

•	decrease the number of Shares subject to the Offer;

•	extend or otherwise change the Expiration Date of the Offer except as otherwise required or expressly permitted by the Merger Agreement;

•	impose conditions to the Offer other than the conditions described in Section 15 — “Conditions of the Offer”; or

•	provide any “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Offer. Specifically, the Merger Agreement provides that Purchaser will extend the Offer from time to time:

•	for one or more periods not to exceed 10 business days (or such other period as may be mutually agreed by Pfizer, Purchaser and Anacor) for each individual extension, if at any scheduled Expiration Date any of the Offer Conditions is not satisfied and has not been waived; and

•	for any minimum period required by any applicable law or the rules and regulations of the SEC or the staff thereof or NASDAQ applicable to the Offer or as may be necessary to resolve any comments of the SEC or its staff applicable to the Offer, the Schedule TO or other required ancillary documents.

However, Purchaser is not required to extend the Offer beyond September 14, 2016, which date will automatically be extended to November 13, 2016 if all of the Offer Conditions other than the Regulatory Condition are satisfied or waived (which such date, as it may be automatically extended, we refer to as the “End Date”) unless, at the time of the End Date, Pfizer is not then permitted to terminate the Merger Agreement because the Acceptance Time has not occurred before the End Date as a result of Pfizer’s breach of the Merger Agreement. Purchaser will promptly (and in any event within 24 hours of such termination) terminate the Offer and will not acquire any Shares pursuant thereto, if the Merger Agreement is terminated pursuant to the Merger Agreement. Purchaser is not otherwise allowed to terminate the Offer prior to the scheduled Expiration Date other than in connection with the termination of the Merger Agreement.

Board of Directors and Officers. Under the Merger Agreement, subject to applicable law, Pfizer, Purchaser and Anacor have agreed that the directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, and the officers of Purchaser immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, in each case until his or her successor is duly elected or appointed and qualified.

The Merger. The Merger Agreement provides that, following consummation of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Purchaser will be merged with and into Anacor, and, as a result of the Merger, the separate corporate existence of Purchaser will cease, and Anacor will continue as the survivor of the Merger. The Merger will be governed by Section 251(h) of the DGCL and will be effected as soon as practicable (but in no event later than the business day following) the consummation of the Offer upon the terms and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement.

The Certificate of Incorporation of Anacor will by virtue of the Merger, be amended and restated in its entirety (in the form attached to the Merger Agreement), and as so amended, will be the certificate of incorporation of the Surviving Corporation at the Effective Time. The bylaws of Purchaser in effect at the Effective Time will be the bylaws of the Surviving Corporation.

The obligations of Anacor, Pfizer and Purchaser to complete the Merger are subject to the satisfaction or waiver of each of the following conditions:

•	No injunction or other order issued by a court of competent jurisdiction or law or other legal prohibition prohibiting the consummation of the Merger is in effect; and

•	Purchaser has irrevocably accepted for payment the Shares validly tendered (and not validly withdrawn) pursuant to the Offer.

Conversion of Capital Stock at the Effective Time. Shares outstanding immediately prior to the Effective Time (other than treasury Shares held by Anacor and any Shares owned by Pfizer, Purchaser or any person who is entitled to and properly demands statutory appraisal of his or her Shares) will be converted at the Effective Time into the right to receive the Offer Price, without interest (which we refer to as the “Merger Consideration”) and subject to any withholding of taxes as required by applicable law.

Each issued and outstanding Share prior to the Effective Time will be converted into one share of common stock of the Surviving Corporation.

Treatment of Equity Awards.

•	Stock Options. The Merger Agreement provides that each option to purchase Shares that is outstanding and unexercised immediately prior to the Effective Time, whether vested or unvested, will become fully vested (to the extent unvested) and be converted into the right to receive an amount in cash equal to the product obtained by multiplying (a) the excess, if any, of the Offer Price over the exercise price per Share of such stock option by (b) the total number of Shares subject to such stock option, which cash amount will be paid, less any required withholding taxes, at the Effective Time. Any options for which the exercise price per Share exceeds the Offer Price will be canceled for no consideration.

•	Restricted Stock Units. The Merger Agreement provides that, subject to certain exceptions, each restricted stock unit in respect of Shares that is outstanding immediately prior to the Effective Time, whether vested or unvested, will become fully vested (to the extent unvested) and be converted into the right to receive an amount in cash equal to the product obtained by multiplying (a) the Offer Price by (b) the total number of Shares subject to such restricted stock unit, which cash amount will be paid, less any required withholding taxes, at the Effective Time. Certain restricted stock units held by a consultant of Anacor or that may be granted between the execution of the Merger Agreement and the Effective Time will convert into a fixed cash amount on the same terms as described in the preceding sentence but will remain subject to the vesting schedule and performance conditions, if any, that applied prior to the Effective Time.

Treatment of ESPP. The ESPP will continue to be operated in accordance with its terms for the current offering period, except that participants may not increase the amount of payroll deductions into the ESPP (except in accordance with elections in effect as of the execution of the Merger Agreement), individuals who did not participate in the ESPP as of the execution of the Merger Agreement may not commence participation in the ESPP and, depending on when the Effective Time occurs, the current offering period may be terminated early in order for accumulated contributions to be used to purchase Shares as of no later than ten business days prior to the Effective Time. No new offering periods will commence following the execution of the Merger Agreement. Shares held in participants’ accounts under the ESPP may be tendered in accordance with the terms of the Offer.

Representations and Warranties. In the Merger Agreement, Anacor has made representations and warranties to Pfizer and Purchaser with respect to, among other things:

•	corporate matters, such as organization, organizational documents, standing, qualification, power and authority;

•	authority relative to the Merger Agreement;

•	state takeover statutes;

•	required consents and approvals and no violations of organizational documents or applicable law;

•	capitalization;

•	its subsidiary, and its equity interests in it;

•	financial statements and SEC filings;

•	disclosure controls and internal controls over financial reporting;

•	information to be included in the Offer documents, the Schedule 14D-9 and other information required to be disseminated in connection with the Offer;

•	the absence of certain changes;

•	the absence of undisclosed liabilities;

•	compliance with laws and permits and regulatory matters;

•	litigation;

•	properties;

•	intellectual property;

•	tax matters;

•	employees and employee benefit plans, including ERISA and certain related matters;

•	labor and employment matters;

•	environmental matters;

•	material contracts;

•	insurance;

•	compliance with anti-corruption and anti-bribery laws;

•	global trade controls;

•	Rule 14d-10 matters;

•	brokers and certain fees; and

•	the opinion of financial advisors.

Some of the representations and warranties in the Merger Agreement made by Anacor are qualified as to “materiality” or “Company Material Adverse Effect” or by knowledge or the ability to consummate the transactions contemplated by the Merger Agreement. “Company Material Adverse Effect” means any event, change, effect, condition, development, occurrence or circumstance that, individually or in the aggregate, has a material adverse effect on the financial condition, business, results of operations or assets of Anacor and its subsidiaries, taken as a whole, excluding any effect to the extent resulting from:

(i)	changes or proposed changes after the date of the Merger Agreement to GAAP (or authoritative interpretations thereof);

(ii)	general economic, political or regulatory conditions in the United States or any other country or region, including changes in financial, credit, securities or currency markets (including changes in interest or exchange rates);

(iii)	general conditions in the industries in which Anacor and its subsidiaries operate;

(iv)	changes or proposed changes after the date of the Merger Agreement to applicable law (or authoritative interpretations thereof);

(v)	acts of war, sabotage or terrorism, or natural disasters;

(vi)	the execution and delivery of the Merger Agreement or the announcement or consummation of the transactions contemplated thereby (subject to specified exceptions);

(vii)	any failure, in and of itself, by Anacor to meet any internal or published projections, forecasts or predictions of financial performance for any period (it being understood that the underlying facts giving rise or contributing to such failure may be taken into account in determining whether there has been a Company Material Adverse Effect if not otherwise excluded);

(viii)	any actions taken (or omitted to be taken) at the written request of Pfizer or Purchaser;

(ix)	any changes in the price and/or trading volume of the Shares or other securities of Anacor (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Company Material Adverse Effect if not otherwise excluded);

except in the cases of the foregoing clauses (i), (ii), (iii), (iv) or (v), to the extent that Anacor and its subsidiaries are disproportionately affected thereby relative to other companies operating in the same industries in which Anacor and its subsidiaries operate.

In the Merger Agreement, Pfizer has made representations and warranties to Anacor with respect to:

•	corporate matters, such as organization, standing, qualification, power and authority;

•	authority relative to the Merger Agreement;

•	required consents and approvals, and no violations of organizational documents, applicable laws or agreements;

•	accuracy of information supplied for purposes of the Offer documents and the Schedule 14-D-9;

•	brokers and certain fees;

•	availability of funds;

•	litigation; and

•	Share ownership.

Some of the representations and warranties in the Merger Agreement made by Pfizer are qualified as to “materiality” or “Pfizer Material Adverse Effect.” “Pfizer Material Adverse Effect” means any event, change, effect, condition, development, occurrence or circumstance that, individually or in the aggregate, prevents the ability of Pfizer or Purchaser to consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement.

None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement or in any instrument delivered pursuant to the Merger Agreement survive the Effective Time.

Conduct of Business Pending the Merger. From the date of the Merger Agreement until the Effective Time, except as consented to in writing by Pfizer (which consent will not be unreasonably withheld, conditioned or delayed), as expressly contemplated by the Merger Agreement, as disclosed in the confidential disclosure letter delivered by Anacor to Pfizer in connection with the Merger Agreement, or as required by applicable law, Anacor will, and will cause its subsidiaries to, conduct its business in the ordinary course of business consistent with past practice and use its commercially reasonable efforts to preserve intact business organizations and relationships with third parties and keep available the services of its present officers and employees and maintain satisfactory relationships with governmental authorities, customers, suppliers, licensors, licensees and collaboration partners.

Anacor has further agreed that, from the date of the Merger Agreement until the Effective Time, except as consented to in writing by Pfizer (which consent will not be unreasonably withheld, conditioned or delayed), as expressly contemplated by the Merger Agreement, as disclosed in the confidential disclosure letter delivered by Anacor to Pfizer in connection with the Merger Agreement, or as required by applicable law, Anacor will not, and will not permit its subsidiaries to, among other things and subject to specified exceptions (including specified ordinary course exceptions):

•	amend its certificate of incorporation or bylaws or any similar organizational documents;

•	split, combine or reclassify its capital stock or declare, set aside, or pay any dividend or other distribution (whether in cash, stock or property or any combination) with respect to any of its capital stock (except for any dividends by any of Anacor’s wholly-owned subsidiaries) or redeem, repurchase or otherwise acquire any capital stock, options, convertible or exchangeable securities or other rights to acquire such capital stock of Anacor or any of its subsidiaries, except as required by the terms of any benefit plan as in effect on the date of the Merger Agreement;

•	issue, deliver or sell any capital stock, options, convertible or exchangeable securities or other rights to acquire such capital stock of Anacor or any of its subsidiaries (except for certain permitted issuances) or amend any term of such securities (except as required by any benefit plan as in effect on the date of the Merger Agreement);

•	acquire (by merger, consolidation, acquisition of stock or assets, formation of a joint venture or otherwise) any person, assets, securities, properties, interests or business, except if the aggregate amount of consideration paid would not exceed $1 million individually or $2 million in the aggregate;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•	sell, lease, encumber, mortgage, dispose of, license or otherwise transfer any of its assets, securities, properties, interests, businesses or intellectual property (with certain exceptions, including non-exclusive licenses granted in connection with the sale of products or services in the ordinary course of business, sales of inventory in the ordinary course of business consistent with past practice and transactions involving assets having a fair market value of less than $1 million in the aggregate);

•	make loans, advances or capital contributions to, or investments in, any other person in excess of $1 million in the aggregate (except for loans or advances among Anacor and its wholly-owned subsidiaries and advances to employees or officers of Anacor or its subsidiaries for de minimis expenses in the ordinary course of business consistent with past practice);

•	incur or repay any indebtedness for borrowed money, or cancel, release or assign any indebtedness owed to Anacor (except as required by the terms of its indentures);

•	make any capital expenditures in excess of $1 million individually or $2 million in the aggregate;

•	renew, terminate, materially amend or waive any material rights under any “Material Contract” (as defined in the Merger Agreement) or enter into a contract that would be a Material Contract if entered into prior to the date of the Merger Agreement, in each case, other than in the ordinary course of business consistent with past practice or after August 31, 2016, subject to certain restrictions, contracts that may be terminated without penalty or ongoing obligation of Anacor on less than 90 days’ notice;

•	except as required under the terms of any benefit plan in effect on the date of the Merger Agreement, (i) increase the compensation or benefits of any current or former employee, director or other service provider, (ii) grant or award any bonus or incentive compensation to any current or former employee, director or other service provider, (iii) grant or provide any severance, termination, change-in-control or retention payments or benefits to any current or former employee, director or other service provider, (iv) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits to any current or former employee, director or other service provider, (v) establish, adopt, terminate or amend any benefit plan, (vi) hire any new employee, director or other service provider, other than the hiring of non-executive employees with a total annual compensation opportunity not in excess of $250,000 in the ordinary course of business consistent with past practice, (vii) promote any employee of Anacor or any of its subsidiaries, other than the promotion of non-executive employees with a total annual compensation opportunity (whether before or after the promotion) not in excess of $250,000 in the ordinary course of business consistent with past practice or (viii) terminate the services of any employee, director or other service provider other than for cause;

•	change Anacor’s accounting methods, except as required by changes in GAAP or regulatory requirements with respect thereto, as agreed by independent public accountants;

•	settle or compromise any action, other than settlements or compromises of non-criminal actions that (i) involve only the payment of monetary damages of less than $1 million, individually or in the aggregate, (ii) do not impose material restrictions on the business of Anacor or its subsidiaries, (iii) do not involve the admission of wrongdoing by Anacor or its subsidiaries and (iv) provide a complete release of claims;

•	make or change any material tax election, change any annual tax accounting period, adopt or change any method of tax accounting, amend any material tax returns or file claims for material tax refunds, enter into any material closing agreement, request any ruling, settle any material tax claim, audit or assessment, surrender any right to claim a material tax refund, offset or other tax liability, or except in the ordinary course of business agree to an extension or waiver of the statute of limitations with respect to a material amount of taxes;

•	enter into, amend or cancel any material insurance policies other than in the ordinary course of business;

•	enter into any new line of business or therapeutic area;

•	(i) abandon, cancel, fail to renew, permit to lapse or fail to defend any challenge to any material registered intellectual property of Anacor or that is exclusively licensed to Anacor or any of its subsidiaries (to the extent permitted under the applicable license), (ii) fail to renew, terminate or permit to lapse any contract under which material intellectual property is licensed to Anacor or any of its subsidiaries, (iii) subject to certain exceptions and except under a confidentiality agreement, disclose any trade secret of Anacor or any of its subsidiaries that is included in the intellectual property of Anacor in a way that results in loss of material trade secret protection or (iv) sell, transfer, license or otherwise encumber any material intellectual property of Anacor or any of its subsidiaries other than non-exclusive licenses ancillary to research, development, manufacture, clinical testing, sale, distribution and commercialization activities relating to products or services entered into in the ordinary course of business consistent with past practice;

•

take any action (other than any action expressly contemplated by the Merger Agreement, the entry into the Merger Agreement or the consummation of the Offer and the Merger) that would result in an adjustment (i) pursuant to any of Sections 4.04, 4.05 or 4.06 of the indenture governing Anacor’s 2.00% Convertible Notes due 2021 to the Conversion Rate (as defined in such indenture as in effect on the date of the Merger Agreement) from 32.2061 shares of Common Stock Rate (as defined in such indenture as in effect on the date of the Merger Agreement) per $1,000 principal amount of 2.00%

Convertible Notes due 2021, (ii) pursuant to any of Sections 4.04, 4.05 or 4.06 of the indenture governing Anacor’s 2.00% Convertible Notes due 2023 to the Conversion Rate (as defined in such indenture as in effect on the date of the Merger Agreement) from 14.1201 shares of Common Stock Rate (as defined in such indenture as in effect on the date of the Merger Agreement) per $1,000 principal amount of 2.00% Convertible Notes due 2023 or (iii) to the terms of the Capped Call Transactions (as defined in the Merger Agreement); or

•	agree to take any action described in the points above.

Access to Information. From and after the date of the Merger Agreement until the Effective Time, Anacor will (i) give Pfizer and its authorized representatives, upon reasonable notice, reasonable access to the offices, properties, books and records of Anacor and its subsidiaries, (ii) furnish to Pfizer and its authorized representatives such financial and operating data and other information as such persons may reasonably request and (iii) instruct its authorized representatives to cooperate reasonably with Pfizer in its investigation of Anacor and its subsidiaries.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for indemnification and insurance rights in favor of Anacor’s current and former directors, officers, employees, fiduciaries and agents, who we refer to as “indemnitees.” Specifically, Pfizer has agreed that for a period of six years after the Effective Time, Pfizer will cause to be maintained in effect provisions in the Surviving Corporation’s certificate and bylaws regarding indemnification, exculpation and advancement of expenses in favor of indemnitees that are no less advantageous to such indemnitees as in effect on the date of the Merger Agreement. Pfizer has also agreed to cause the Surviving Corporation to honor obligations under any agreement with an indemnitee and not otherwise amend, repeal or modify such agreement in any manner that would adversely affect any right of an indemnitee. For a period of six years, the Surviving Corporation will, and Pfizer has agreed to cause the Surviving Corporation to, indemnify and hold harmless, as and to the fullest extent permitted by applicable law, each indemnitee against losses and expenses (including advancement of attorneys’ fees and disbursements) in connection with any proceeding arising out of or pertaining to the fact that such indemnitee is or was a director, officer, employee, fiduciary or agent.

Prior to the Effective Time, Anacor (after consultation with Pfizer), or if Anacor is unable to, Surviving Corporation will, as of the Effective Time, obtain a six-year prepaid “tail” directors’ and officers’ and fiduciary liability insurance policy in respect of acts or omissions occurring at or prior to the Effective Time, from an insurance carrier with a minimum “A-” AM Best rating, and containing terms and conditions no less favorable to any indemnitee than those of Anacor’s existing policy. If Anacor or the Surviving Corporation is unable to obtain a “tail” policy, the Surviving Corporation has agreed to maintain in effect for a period of six years after the Effective Time, Anacor’s existing directors’ and officers’ and fiduciary liability insurance policy from an insurance carrier with a minimum “A-” AM Best rating, and containing terms and conditions no less favorable to any indemnitee than those of Anacor’s existing policy; however, neither Pfizer nor the Surviving Corporation will be required to pay for such policy an annual premium amount in excess of 300% of the annual premium for Anacor’s existing policy.

Reasonable Best Efforts. Anacor and Pfizer will use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under the applicable laws to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including (i) preparing and filing as promptly as practicable with any governmental authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any governmental authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement.

Each of Anacor and Pfizer have agreed to (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act as promptly as practicable and within 10 business days after the date of the Merger Agreement. Each of Anacor and Pfizer will (i) respond as promptly as practicable to any inquiries received from the Federal Trade Commission (which we refer to as the “FTC”) or the Antitrust Division of the U.S. Department of Justice (which we refer to as the “Antitrust Division”) for additional information or documentation and to all inquiries and requests received from any State Attorney General or other governmental authority in connection with antitrust matters, and (ii) not extend any waiting period under the HSR Act or enter into any agreement with the FTC or the Antitrust Division not to consummate the transactions contemplated by the Merger Agreement, except with the prior written consent of the other parties thereto. Pfizer shall (A) offer to take (and if such offer is accepted, commit to take) with respect to itself and Anacor all actions necessary to avoid or eliminate impediments under any antitrust, competition, or trade regulation law that may be asserted by the FTC, the Antitrust Division, any State Attorney General or any other governmental authority with respect to the Offer and the other transactions contemplated by the Merger Agreement so as to enable the consummation thereof as promptly as reasonably practicable and (B) not acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties or businesses or enter into any licensing, collaboration or similar arrangements if any such acquisition, licensing, collaboration or similar arrangement, individually or in the aggregate, would reasonably be expected to adversely affect in any material respect the likelihood that the waiting period (or any extension thereof) under the HSR Act expires or is terminated. At the request of Pfizer, Anacor will agree to divest, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, services or assets of Anacor or any of its subsidiaries (but, absent such request, Anacor will not take any such action), provided that any such action shall be conditioned upon the consummation of the Offer and the other transactions contemplated by the Merger Agreement.

Each party has agreed to (1) promptly notify the other parties of any written communication to that party from the FTC, the Antitrust Division, any State Attorney General or any other governmental authority and, subject to applicable law, permit the other parties to review in advance any proposed written communication to any of the foregoing; (2) not agree to participate in any substantive meeting or discussion with any governmental authority in respect of any filings, investigation or inquiry concerning any competition or antitrust matters in connection with the Merger Agreement or the Offer and the other transactions contemplated by the Merger Agreement unless it consults with the other parties in advance and, to the extent permitted by such governmental authority, gives the other parties the opportunity to attend and participate thereat; and (3) furnish the other parties with copies of all correspondence, filings, and communications (and memoranda setting forth the substance thereof) between them and their affiliates and their respective representatives on the one hand, and any governmental authority or members or their respective staffs on the other hand, with respect to any competition or antitrust matters in connection with the Merger Agreement.

Notwithstanding anything to the contrary contained in the Merger Agreement, Pfizer will not be obligated to divest, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, services or assets of Anacor or any of its subsidiaries or of Pfizer or any of its subsidiaries that generated worldwide revenues for Anacor and its subsidiaries or for Pfizer and its subsidiaries, as applicable, in excess of $125,000,000 in the aggregate in the last fiscal year (it being understood and agreed that Pfizer will be obligated to take any such actions with respect to any businesses, services, or assets that generated worldwide revenues for Anacor and its subsidiaries or for Pfizer and its subsidiaries, as applicable, not in excess of $125,000,000 in the aggregate in the last fiscal year).

Employee Matters. For the first year following the Effective Time (or such shorter period of employment, as the case may be), each employee or other service provider who continues to provide services to Pfizer and its subsidiaries (each, a “Continuing Employee”) will be eligible for compensation and benefits on the following terms:

•	an annual rate of salary, wages or commissions that is no less favorable than the annual rate of salary, wages or commissions provided to such Continuing Employee as of immediately prior to the expiration date of the Offer;

•	cash bonus opportunities and aggregate employee benefits that are no less favorable than the cash bonus opportunities or aggregate employee benefits, as applicable, provided to such Continuing Employee as of immediately prior to the expiration date of the Offer; and

•	severance benefits that are no less favorable than the severance benefits for which such Continuing Employee was eligible immediately prior to the expiration date of the Offer, provided that, upon a qualifying termination of employment, severance benefits will in no event be less than six months of the annual rate of salary or wages provided to such Continuing Employee as of immediately prior to the expiration date of the Offer.

Pfizer will, and will cause the Surviving Corporation to use commercially reasonable efforts to, waive all limitations as to any pre-existing condition or waiting periods in its applicable welfare plans with respect to participation and coverage requirements applicable to each Continuing Employee under any welfare plans that such employees may be eligible to participate in after the Effective Time and to credit each Continuing Employee for any copayments, deductibles, offsets or similar payments made under any employee benefit plan of Anacor or any of its subsidiaries during the plan year (which includes the Acceptance Time) for purposes of satisfying any applicable copayment, deductible, offset or similar requirements under the comparable plans of Pfizer and its subsidiaries.

In addition, Pfizer will, and will cause the Surviving Corporation and any applicable subsidiary to, give Continuing Employees full credit for purposes of eligibility, vesting, accruals and determination of level of benefits under any employee benefit and compensation plans or arrangements maintained by Pfizer or its subsidiaries that such employees may be eligible to participate in after the Effective Time for such Continuing Employees’ service with Anacor or any of its subsidiaries, to the same extent that such service was credited for purposes of any comparable employee benefit or compensation plan or arrangement immediately prior to the Effective Time; however, service will not be recognized to the extent that such recognition would result in any duplication of benefits and Pfizer shall not be required to provide credit for any purpose under any benefit plan of Pfizer or its subsidiaries that is (i) a cash or equity incentive compensation plan, (ii) a defined benefit pension plan, (iii) a postretirement welfare plan or (iv) a benefit plan under which similarly situated employees of Pfizer and its subsidiaries do not receive credit for prior service or that is grandfathered or frozen, either with respect to level of benefits or participation.

No provision of the Merger Agreement establishes, amends or modifies any benefit plan, program, agreement or arrangement maintained or sponsored by Pfizer or Anacor or any of their respective affiliates, or limits the ability of Pfizer or Anacor or any of their affiliates to discharge or terminate the employment or services of any current or former employee, director or other service provider at any time or for any reason whatsoever.

Acquisition Proposals. Anacor has agreed to, and to cause its subsidiaries and its and their respective directors, officers and employees to, and to use reasonable best efforts to cause all of its and their respective other representatives to, immediately cease all discussions and negotiations regarding any inquiry or proposal pending as of the date of the Merger Agreement that constituted, or would reasonably be expected to lead to, an Acquisition Proposal (as defined below), and to request the prompt return or destruction of any confidential information previously provided to any third party since May 14, 2015, and terminate access to any electronic or physical data room relating to, a possible Acquisition Proposal (as defined below). In addition, from the date of the Merger Agreement until the Effective Time, Anacor has agreed that it will not, and will cause its subsidiaries and its and their respective directors and officers not to, and will use its reasonable best efforts to cause all of its and their respective other representatives not to, directly or indirectly:

•	solicit, initiate or knowingly facilitate or encourage any inquiries regarding, or the making of any proposal or offer that constitutes or would reasonably be expected to lead to, any Acquisition Proposal; or

•

engage in, enter into or participate in any discussions or negotiations with, or furnish any information relating to Anacor or any of its subsidiaries or afford access to the business, properties, assets, books or records of Anacor or any of its subsidiaries, or otherwise knowingly cooperate or assist, facilitate or encourage any effort by any third party in connection with or in response to an Acquisition Proposal or any inquiry or proposal that would reasonably be expected to lead to an Acquisition Proposal.

Anacor has also agreed that it will not, and will cause its subsidiaries not to, release any third party from, or waive, amend or modify any provision of, or grant permission under or fail to enforce, any standstill provision (subject to specified exceptions) in any agreement to which Anacor or any of its controlled affiliates is a party.

Notwithstanding anything in the foregoing to the contrary, at any time following the date of the Merger Agreement and prior to the Acceptance Time, Anacor may:

•	furnish information and afford access to the business, properties, assets, books or records with respect to Anacor and its subsidiaries to a third party (and its representatives) making a bona fide written Acquisition Proposal; and

•	participate in discussions or negotiations with such third party regarding such Acquisition Proposal;

provided that (A) Anacor will only provide information to such third party pursuant to a confidentiality agreement containing terms that are not less restrictive in any non de minimis respect to the other party than those contained in the Confidentiality Agreement (as defined below) (except that such confidentiality agreement need not contain a standstill provision), (B) Anacor will provide to Pfizer prior to or substantially concurrently with the time it is provided to the third party, any material non-public information concerning Anacor or its subsidiaries provided or made available to such third person that was not previously provided or made available to Pfizer and (C) Anacor’s Board of Directors has reasonably determined in good faith, after consultation with outside counsel and its financial advisor, that such Acquisition Proposal either constitutes or would reasonably be expected to lead to a Superior Proposal (as defined below) and the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law.

Anacor will not furnish non-public information and/or enter into discussions or negotiations as provided above unless Anacor has delivered to Pfizer a prior written notice advising Pfizer that it intends to take such action. In addition, Anacor is required to notify Pfizer promptly (but in no event later than twenty-four hours) after receipt of any Acquisition Proposal or any request for non-public information relating to Anacor or any of its subsidiaries or for access to the business, properties, assets, books or records of Anacor or any of its subsidiaries by a third party that has notified Anacor that it may be considering making, or has made, an Acquisition Proposal, including the identity of such third party and the material terms and conditions of such Acquisition Proposal (including providing Pfizer copies of any written materials submitted). Anacor has also agreed to keep Pfizer reasonably informed on a reasonably current basis of the status and material terms and conditions of such Acquisition Proposal or the nature of any information requested (including by promptly (but in no event later than twenty-four hours after receipt) providing to Pfizer copies of any written proposals, indications of interest, and/or draft agreements relating to such Acquisition Proposal).

For the purposes of this covenant, please note the following definitions:

•

“Acquisition Proposal” means other than the transactions contemplated by the Merger Agreement, any third party offer, proposal or inquiry relating to, in a single transaction or a series of related transactions, (i) any acquisition or purchase, direct or indirect, of assets representing 15% or more of the consolidated assets, revenues or net income of Anacor, or 15% or more of any class of equity or voting securities of Anacor or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets, revenue or net income of Anacor, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any third party beneficially owning 15% or more of any class of equity or voting securities of Anacor or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets, revenues or net income of Anacor, (iii) a merger, consolidation, share exchange, business combination, sale of substantially all of the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Anacor or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets, revenues or net income of Anacor or (iv) any combination of the foregoing;

•	“Intervening Event” means an event, fact, circumstance, development or occurrence that (i) was not known to the Anacor Board of Directors as of the date of the Merger Agreement and does not relate to an Acquisition Proposal, which event or circumstance becomes known to or by the Anacor Board of Directors prior to the Acceptance Time or (ii) was known to the Anacor Board of Directors as of the date of the Merger Agreement, but the consequences of which (or the magnitude thereof) were not;

•	“Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal (but substituting “50%” for all references to “15%” in the definition of such term) that Anacor’s Board of Directors has determined in its good faith judgment after consultation with outside counsel and its financial advisor, has terms more favorable from a financial point of view to Anacor’s stockholders than the Offer and the Merger, taking into account the terms and conditions and all other relevant factors (including all financial, regulatory, financing, conditionality, legal and other terms and conditions) of such proposal and the Merger Agreement (taking into account any revisions to the terms of the Merger Agreement proposed by Pfizer in response to such Acquisition Proposal as contemplated by the terms of the Merger Agreement) and that the Anacor Board of Directors determines is reasonably likely to be completed on the terms proposed, taking into account all financial, regulatory, financing, timing, conditionality, legal and other aspects of such proposal.

Nothing in the Merger Agreement will prohibit Anacor’s Board of Directors from taking and disclosing to the stockholders of Anacor a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act.

Changes of Board Recommendation or other Adverse Actions. Except as described below, neither the Anacor Board of Directors nor any committee thereof may:

•	fail to make, or withdraw, qualify or modify in a manner adverse to Pfizer (or publicly propose to fail to make or to withdraw, qualify or modify, in a manner adverse to Pfizer), the Company Recommendation (for purposes of this summary, a “Company Recommendation” means the Anacor Board of Directors’ unanimous (i) determination that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Anacor and its stockholders, (ii) approval, adoption and declaration of advisability of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (iii) resolution that the Merger Agreement and the Merger shall be governed by Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the consummation of the Offer and (iv) resolution, subject to certain terms set forth in the Merger Agreement, to recommend acceptance of the Offer by the stockholders of Anacor);

•	adopt, endorse, approve or recommend, or propose publicly to adopt, endorse, approve or recommend, any Acquisition Proposal, or resolve or agree to take any such action;

•	publicly make any recommendation in connection with a tender offer or exchange offer (other than the Offer) other than a recommendation against such offer or a temporary “stop, look and listen” communication by the Anacor Board of Directors of the type contemplated by Rule 14d-9(f) under the Exchange Act;

•	following the date any Acquisition Proposal (other than with respect to a tender offer or exchange offer as described in the immediately prior bullet) or any material modification thereto is first made public or sent or given to the stockholders of Anacor, fail to issue a press release reaffirming the Company Recommendation within five business days after a request by Pfizer to do so (or, if earlier, by the second business day prior to the then-scheduled Expiration Date) (any action described in the foregoing four bullets is referred to as an “Adverse Recommendation Change”); or

•	approve, recommend or enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal.

Prior to the Acceptance Time, the Anacor Board of Directors may effect an Adverse Recommendation Change in response to an Intervening Event (which excludes an Acquisition Proposals), provided that the Anacor Board of Directors determines, in good faith, after consultation with outside counsel and its financial advisor, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law. In addition, prior to the Acceptance Time, the Anacor Board of Directors may effect an Adverse Recommendation Change and/or terminate the Merger Agreement in order to enter into a definitive agreement relating to a Superior Proposal (as defined above), subject to compliance with the terms of the Merger Agreement, including payment of the Termination Fee (as defined below), if it receives a bona fide written Acquisition Proposal (that the Anacor Board of Directors has determined, after consultation with its outside legal counsel and financial advisor, constitutes a Superior Proposal) that did not result from a breach of the non-solicitation provisions of the Merger Agreement, provided that the Anacor Board of Directors determines, in good faith, after consultation with outside counsel and its independent financial advisor, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law. However, prior to making such an Adverse Recommendation Change or terminating the Merger Agreement, (1) Anacor is required to give Pfizer at least three business days’ prior written notice of its intention to take such action, specifying, in reasonable detail, the reasons therefor, including, in the case of a Superior Proposal, the terms and conditions of, and the identity of the person making, any such Superior Proposal and a copy of the proposed agreements for the Superior Proposal (or a description of all material terms and conditions thereof), (2) Anacor is required to negotiate, and cause its representatives to negotiate, in good faith with Pfizer during such notice period, to the extent Pfizer wishes to negotiate, to enable Pfizer to propose revisions to the terms of the Merger Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, (3) upon the end of such notice period, the Anacor Board of Directors must consider any revisions to the terms of the Merger Agreement proposed in writing by Pfizer, and determine, in good faith, after consultation with outside counsel and its financial advisor, that the Superior Proposal continues to constitute a Superior Proposal even if the revisions proposed by Pfizer were to be given effect and (4) in the event of any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material term of such Superior Proposal, Anacor must deliver to Pfizer an additional notice consistent with that described in clause (1) of this sentence and a new notice period under clause (1) of this sentence will commence during which time Anacor will be required to comply with the requirements of this sentence anew.

Convertible Notes. With respect to Anacor’s 2.00% Convertible Notes due 2021 and its 2.00% Convertible Notes due 2023, Anacor will cooperate with Pfizer, at Pfizer’s written request, by (i) executing and delivering (or causing to be executed and delivered, as applicable) at the Effective Time, a supplemental indenture to each of the indentures governing Anacor’s 2.00% Convertible Notes due 2021 and 2.00% Convertible Notes due 2023 and related officer’s certificates and opinions of counsel, in each case pursuant to Section 4.07 and Article 9 of such indentures, and (ii) using its reasonable best efforts to cause the trustee under the indentures governing Anacor’s 2.00% Convertible Notes due 2021 and 2.00% Convertible Notes due 2023 to execute at the Effective Time such supplemental indentures.

Termination. The Merger Agreement may be terminated at any time prior to the Effective Time as follows:

•	by mutual written agreement of Pfizer and Anacor;

•

by either Anacor or Pfizer, if the Acceptance Time has not occurred by the End Date (which we refer to as an “Outside Date Termination”); provided, however, that (i) if as of such date, the Regulatory Condition is not satisfied but remains capable of being satisfied or waived, and all other Offer Conditions (with certain exceptions) have been satisfied or waived, then the End Date will automatically be extended until the date that is 60 days after the End Date (and such date shall then be the End Date) and (ii) this termination right will not be available to any party whose breach of any provision of the Merger Agreement resulted in the failure of the Acceptance Time to occur on or before the End Date;

•	by either Anacor or Pfizer, if any court of competent jurisdiction has issued a permanent injunction or other order making illegal or otherwise prohibiting consummation of the Offer or the Merger and such injunction or order has become final and non-appealable; provided, however, that this termination right will not be available to any party that has not complied with its obligations under the Merger Agreement in respect of such injunction or order;

•	by Pfizer, if prior to the Acceptance Time:

•	an Adverse Recommendation Change has occurred (an “Adverse Recommendation Change Termination”); or

•	Anacor breaches or fails to perform any of its representations, warranties or covenants contained in the Merger Agreement, which breach or failure to perform (a) would give rise to the failure of certain Offer Conditions and (b) cannot be or has not been cured before the earlier of (i) 30 days after receipt by Anacor of written notice of such breach or failure and (ii) the expiration of the Offer; provided that Pfizer and Purchaser are not then in material breach of its or their obligations under the Merger Agreement;

•	by Anacor, if prior to the Acceptance Time:

•	the Anacor Board of Directors authorizes Anacor to enter into a written agreement concerning a Superior Proposal; provided that such Superior Proposal did not result from Anacor’s material breach of its non-solicitation obligations pursuant to the Merger Agreement, Anacor complied in all material respects with its obligations to Pfizer in respect of such Superior Proposal, and Anacor pays the Termination Fee (as defined below) concurrently with such termination (a “Superior Proposal Termination”); or

•	Pfizer or Purchaser breach or fail to perform in any material respect any of their representations, warranties or covenants contained in the Merger Agreement, which breach or failure to perform is incapable of being cured by the End Date or, if curable, is not cured by Pfizer or Purchaser by the earlier of (i) 30 days after receipt by Pfizer of written notice of such breach or failure and (ii) the expiration of the Offer; provided that Anacor is not then in material breach of its obligations under the Merger Agreement.

Effect of Termination. If the Merger Agreement is terminated, the Merger Agreement will become void and of no effect, with no liability on the part of any party (or any of its representatives), except that (i) certain specified provisions of the Merger Agreement will survive, including those described in “— Anacor Termination Fee” below, and (ii) no such termination will relieve any person of any liability for damages resulting from willful breach of the Merger Agreement.

Anacor Termination Fee. Anacor has agreed to pay Pfizer a termination fee of $180,814,000 (which we refer to as the “Termination Fee”) if:

•	Anacor terminates the Merger Agreement pursuant to a Superior Proposal Termination;

•	Pfizer terminates the Merger Agreement pursuant to an Adverse Recommendation Change Termination; or

•

(i) the Merger Agreement is terminated by either Pfizer or Anacor pursuant to an Outside Date Termination, (ii) after the date of the Merger Agreement and prior to such termination, an Acquisition Proposal is made directly to the stockholders of Anacor or otherwise becomes publicly known, or any person publicly proposes or announces an intention to make an Acquisition Proposal, in each case that is not publicly withdrawn, (iii) on the date of termination, the Regulatory Condition and the

Governmental Authority Condition are satisfied and (iv) within twelve months of such termination Anacor or any of its subsidiaries enters into a definitive agreement with respect to or consummates any transaction within the definition of Acquisition Proposal (whether or not involving the same Acquisition Proposal referred to in (ii) above) (provided that for such purposes, each reference to “15%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”).

Specific Performance. The parties have agreed that irreparable damage would occur in the event that any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. The parties have further agreed that the parties will be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement in addition to any other remedy to which they are entitled at law or in equity.

Expenses. Except as otherwise provided therein, each party will bear its own expenses in connection with the Merger Agreement and the transactions contemplated thereby.

Offer Conditions. The Offer Conditions are described in Section 15 — “Conditions of the Offer.”

Confidentiality Agreement

On April 19, 2016, Anacor and Pfizer entered into a customary confidentiality agreement (which, as it may be amended from time to time, we refer to as the “Confidentiality Agreement”) in connection with a possible transaction involving Anacor. Under the Confidentiality Agreement, Pfizer agreed, subject to certain exceptions, to keep confidential any confidential information concerning Anacor furnished by Anacor to Pfizer or its representatives.

12. Purpose of the Offer; Plans for Anacor.

Purpose of the Offer. The purpose of the Offer is for Purchaser to acquire control of, and the entire equity interest in, Anacor. The Offer, as the first step in the acquisition of Anacor, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser intends to consummate the Merger as soon as practicable (and in no event later than the business day following) the Acceptance Time, subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement.

If you sell your Shares in the Offer, you will cease to have any equity interest in Anacor or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you will also no longer have an equity interest in Anacor. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Anacor.

Merger Without a Stockholder Vote. If the Offer is consummated, we will not seek a vote of the remaining public stockholders of Anacor before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders), and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the vote of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we will effect the closing of the Merger without a vote of the stockholders of Anacor in accordance with Section 251(h) of the DGCL.

Plans for Anacor. If we accept Shares for payment pursuant to the Offer, we will obtain control over the management of Anacor and the Anacor Board of Directors shortly thereafter. Pfizer and Purchaser are conducting a detailed review of Anacor and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider what changes would be desirable in light of the circumstances that exist upon completion of the Offer. Pfizer and Purchaser will continue to evaluate the business and operations of Anacor during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Pfizer intends to review such information as part of a comprehensive review of Anacor’s business, operations, capitalization and management with a view to optimizing development of Anacor’s potential in conjunction with Anacor’s and Pfizer’s existing businesses. We expect that all aspects of Anacor’s business will be fully integrated into Pfizer. However, plans may change based on further analysis, including changes in Anacor’s business, corporate structure, charter, bylaws, capitalization, Board of Directors and management.

Except as set forth in this Offer to Purchase, including as contemplated in this Section 12 — “Purpose of the Offer; Plans for Anacor,” and Section 13 — “Certain Effects of the Offer,” Pfizer and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Anacor (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Anacor, (iii) any material change in Anacor’s capitalization or dividend policy, (iv) any other material change in Anacor’s corporate structure or business, (v) changes to the management of Anacor or the Anacor Board of Directors, (vi) a class of securities of Anacor being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of Anacor being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

To the best knowledge of Pfizer and Purchaser, except for certain pre-existing agreements to be described in the Schedule 14D-9, no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of Anacor, on the one hand, and Pfizer, Purchaser or Anacor, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Anacor entering into any such agreement, arrangement or understanding.

The Board of Directors and officers of the Surviving Corporation at and immediately following the Effective Time will consist of the members of the Board of Directors and officers, respectively, of Purchaser immediately prior to the Effective Time.

At the Effective Time, the certificate of incorporation of the Surviving Corporation will be amended and restated in its entirety so as to read in the form set forth on Exhibit A to the Merger Agreement, and the bylaws of Purchaser in effect at the Effective Time will be the bylaws of the Surviving Corporation.

13. Certain Effects of the Offer.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as soon as practicable (and in no event later than the business day following) the Acceptance Time and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement.

Stock Quotation. The Shares are currently listed on NASDAQ. Immediately following the consummation of the Merger (which is expected to occur as soon as practicable (and in no event later than the business day following) the Acceptance Time), the Shares will no longer meet the requirements for continued listing on NASDAQ because the only stockholder will be Purchaser. Immediately following the consummation of the Merger, we intend and will cause Anacor to delist the Shares from NASDAQ.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (which we refer to as the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Anacor to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Anacor to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Anacor, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Anacor and persons holding “restricted securities” of Anacor to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. We intend and will cause Anacor to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Merger as the requirements for termination of registration are met.

Convertible Notes. With respect to Anacor’s 2.00% Convertible Notes due 2021 and its 2.00% Convertible Notes due 2023, Anacor will cooperate with Pfizer, at Pfizer’s written request, by (i) executing and delivering (or causing to be executed and delivered, as applicable) at the Effective Time, a supplemental indenture to each of the indentures governing Anacor’s 2.00% Convertible Notes due 2021 and 2.00% Convertible Notes due 2023 and related officer’s certificates and opinions of counsel, in each case pursuant to Section 4.07 and Article 9 of such indentures, and (ii) using its reasonable best efforts to cause the trustee under the indentures governing Anacor’s 2.00% Convertible Notes due 2021 and 2.00% Convertible Notes due 2023 to execute at the Effective Time such supplemental indentures.

14. Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Pfizer, Anacor will not declare, set aside, make or pay any dividend or other distribution (whether in cash, stock, property or otherwise) with respect to any capital stock of Anacor (including the Shares).

15. Conditions of the Offer.

Notwithstanding any other provisions of the Offer and in addition to Purchaser’s rights to extend, amend or terminate the Offer in accordance with the terms and conditions of the Merger Agreement, Purchaser is not required to, and Pfizer will not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC including Rule 14e-1(c) under the Exchange Act, pay for any Shares validly tendered and not validly withdrawn, if:

•	there have not been validly tendered (provided that Shares tendered pursuant to guaranteed delivery procedures but not yet delivered in satisfaction of such guarantee shall be excluded in such calculation) in accordance with the terms of the Offer and not validly withdrawn, a number of Shares that, together with the Shares then owned by Pfizer and Purchaser, represents at least a majority of the Shares then outstanding;

•	the Regulatory Condition is not satisfied;

•	any of the following events exist:

•	any injunction or other order issued by a court of competent jurisdiction in the United States is in effect prohibiting the consummation of the Offer or the Merger;

•	(i) the representations and warranties of Anacor in Section 5.05(a) of the Merger Agreement (referring to capitalization) are not true and correct in all respects (except for any de minimis inaccuracies) at and as of the date of the Merger Agreement and at and as of immediately prior to the expiration of the Offer, as if made at and as of such time (other than any such representation and warranty that by its terms addresses matters only as of another specified time, in which case only as of such time), (ii) any of the representations and warranties of Anacor contained in Sections 5.01 (other than the third sentence thereof), 5.02, 5.05(b), the first sentence of 5.05(c), 5.25 and 5.26 of the Merger Agreement (referring to corporate matters, such as organization, organizational documents and authorization relative to the Merger Agreement, capitalization, brokers’ fees and opinion of financial advisor) are not true in all material respects at and as the date of the Merger Agreement and at and as of immediately prior to the expiration of the Offer, as if made at and as of such time (other than any such representation or warranty that by its terms addresses matters only as of another specified time, in which case only as of such time), (iii) the representations and warranties of Anacor contained in Section 5.10(a)(ii) of the Merger Agreement (referring to the absence of a Company Material Adverse Effect) are not true in all respects at and as the date of the Merger Agreement and at and as of immediately prior to the expiration of the Offer, as if made at and as of such time, and (iv) any of the other representations and warranties of Anacor contained in the Merger Agreement are not true at and as the date of the Merger Agreement and at and as of immediately prior to the expiration of the Offer, as if made at and as of such time (other than any such representation and warranty that by its terms addresses matters only as of another specified time, in which case only as of such time), and in the case of clause (iv) such failures to be true have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (for purposes of determining the satisfaction of the condition in clauses (ii) and (iv), without regard to any qualifications or exceptions contained in such representations and warranties as to “materiality” or “Company Material Adverse Effect”);

•	Anacor has failed to perform in any material respect any of its obligations under the Merger Agreement, and such failure to perform has not been cured as of immediately prior to the expiration of the Offer;

•	Anacor has failed to deliver to Pfizer a certificate, signed on behalf of Anacor by an executive officer of Anacor and dated as of the Expiration Date, certifying that the Representations Condition and the Obligations Condition have been satisfied; or

•	the Merger Agreement has been terminated in accordance with its terms.

The foregoing conditions are in addition to, and not a limitation of, the rights of Pfizer and Purchaser to extend, terminate or modify the Offer pursuant to the terms of the Merger Agreement.

The foregoing conditions shall be for the sole benefit of Pfizer and Purchaser and may be asserted or waived by Pfizer or Purchaser, except for the Minimum Condition and the Regulatory Condition, subject to the terms of the Merger Agreement and applicable law. The foregoing conditions shall be in addition to, and not in limitation of, the rights and obligations of Pfizer and Purchaser to extend, terminate or modify the Offer subject to, and in accordance with, the terms and conditions of the Merger Agreement. Any Shares subject to notices of guaranteed delivery shall be deemed not to be validly tendered for purposes of satisfying the Minimum Condition unless and until the Shares underlying such notices of guaranteed delivery are delivered to the Depositary. Any reference in this Section 15 or elsewhere in the Merger Agreement to a condition or requirement being satisfied will be deemed to be satisfied if such condition or requirement is so waived. Capitalized terms used but not defined in this Section 15 shall have the meaning ascribed to them elsewhere in the Merger Agreement.

16. Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by Anacor with the SEC and other information concerning Anacor, we are not aware of any governmental license or regulatory permit that appears to be material to Anacor’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Pfizer as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Anacor’s business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Conditions of the Offer.”

Compliance with the HSR Act. Under the HSR Act, and the related rules and regulations promulgated by the FTC, certain transactions may not be consummated until specified information and documentary material (which we refer to as the “Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer.

Under the HSR Act, our purchase of Shares in the Offer may not be consummated until the expiration of a 15 calendar day waiting period following the filing by Pfizer, on behalf of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Each of Pfizer and Anacor will file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. Accordingly, the required waiting period with respect to the Offer will expire in the ordinary course at 11:59 p.m., New York City time, 15 days from the date of such filing, unless earlier terminated by the FTC and the Antitrust Division or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (which we refer to as a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer will be extended until 10 calendar days following the date of substantial compliance by Pfizer with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the waiting period can be extended only by court order or with the consent of Pfizer. In practice, complying with a Second Request can take a significant period of time. Although Anacor is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer, neither Anacor’s failure to file such Premerger Notification and Report Form nor a Second Request issued to Anacor from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will review the legality under the U.S. federal antitrust laws of Purchaser’s proposed acquisition of Anacor. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Pfizer, Purchaser, Anacor or any of their respective subsidiaries or affiliates or requiring other conduct relief. United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Pfizer believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. See Section 15 — “Conditions of the Offer.”

State Takeover Laws. Anacor is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” Anacor’s Board of Directors has taken all action necessary under the DGCL to ensure that no such restrictions apply to the Offer, Merger or any other transactions contemplated by the Merger Agreement.

Anacor, directly or through subsidiaries, may be deemed to be conducting business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Conditions of the Offer.”

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because we were not, at the time the Merger Agreement was executed, and are not, an affiliate of Anacor (for purposes of the Exchange Act); it is anticipated that the Merger will be effected as soon as practicable after the consummation of the Offer (and in any event within one year following the consummation of the Offer); and, in the Merger, stockholders will receive the same price per Share as the Offer Price.

Stockholder Approval Not Required. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (1) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, and (2) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will have received a sufficient number of Shares to ensure that Anacor will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Anacor. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Pfizer, Purchaser and Anacor will take all necessary and appropriate action to effect the Merger as soon as practicable after the Acceptance Time, without a meeting of stockholders of Anacor in accordance with Section 251(h) of the DGCL.

17. Appraisal Rights.

No appraisal rights are available to the holders of Shares in connection with the Offer. If the Merger is consummated, appraisal rights will be available in connection with the Merger as further described below, but, although the availability of appraisal rights depends on the Merger being consummated, stockholders who wish to exercise such appraisal rights must do so no later than the time of the consummation of the Offer, even though the Merger will not have been consummated as of such time. If the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) demand appraisal in accordance with the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

As will be described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to Anacor a written demand for appraisal of Shares held, which demand must reasonably inform Anacor of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL will be included as Annex B to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares pursuant to the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the Offer Conditions, you will receive the Offer Price for your Shares.

18. Fees and Expenses.

Pfizer has retained Morrow Sodali to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Pfizer nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19. Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Pfizer or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, Depositary or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Anacor has advised Purchaser that it will file with the SEC on the date on which Pfizer and Purchaser file the offer documents with the SEC its Solicitation/Recommendation Statement on Schedule 14D-9 setting forth the recommendation of the Anacor Board of Directors with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning Anacor” above.

Quattro Merger Sub, Inc.

May 26, 2016

SCHEDULE I — INFORMATION RELATING TO PFIZER AND PURCHASER

Pfizer

The following table sets forth information about Pfizer’s directors and executive officers as of May 26, 2016. The current business address of each person is c/o Pfizer Inc., 235 East 42nd Street, New York, NY 10017-5755, and the business telephone number is (212) 733-2323. Except as provided below, all directors and executive officers listed below are citizens of the United States.

Name	Age	Position
Ian C. Read	63	Chairman of the Board and Chief Executive Officer
Dennis A. Ausiello, M.D.	70	Director
W. Don Cornwell	68	Director
Joseph J. Echevarria	59	Director
Frances D. Fergusson, Ph.D.	71	Director
Helen H. Hobbs, M.D.	64	Director
James M. Kilts	68	Director
Shantanu Narayen	52	Director
Suzanne Nora Johnson	58	Director
Stephen W. Sanger	70	Director
James C. Smith	56	Director
Albert Bourla*	54	Group President, Global Innovative Pharma and Global Vaccines, Oncology and Consumer Healthcare Businesses
Frank A. D’Amelio	58	Executive Vice President, Business Operations and Chief Financial Officer
Mikael Dolsten	57	President, Worldwide Research and Development
Charles H. Hill III	60	Executive Vice President, Worldwide Human Resources
Rady A. Johnson	54	Executive Vice President, Chief Compliance and Risk Officer
Douglas M. Lankler	51	Executive Vice President and General Counsel
Freda C. Lewis-Hall	61	Executive Vice President, Chief Medical Officer
Anthony J. Maddaluna	63	Executive Vice President / President, Pfizer Global Supply
Laurie J. Olson	53	Executive Vice President, Strategy, Portfolio and Commercial Operations
Sally Susman	54	Executive Vice President, Corporate Affairs
John D. Young	52	Group President, Global Established Pharma Business

*	Citizen of Greece.

Executive Officers of Pfizer

Ian C. Read

Chairman of the Board and Chief Executive Officer of Pfizer since December 2011. President and Chief Executive Officer from December 2010. Previously, he served as Senior Vice President and Group President of the Worldwide Biopharmaceutical Businesses, which he led from 2006 through December 2010. In that role, he oversaw five global business units — Primary Care, Specialty Care, Oncology, Established Products and Emerging Markets. Mr. Read began his career with Pfizer in 1978 as an operational auditor. He worked in Latin America through 1995, holding positions including Chief Financial Officer, Pfizer Mexico, and Country Manager, Pfizer Brazil. In 1996, he was appointed President of Pfizer’s International Pharmaceuticals Group, with responsibility for Latin America and Canada. He became Executive Vice President, Europe, in 2000, was named a Corporate Vice President in 2001, and assumed responsibility for Canada, in addition to Europe, in

2002. Mr. Read later became accountable for operations in both the Africa/Middle East region and Latin America as well. Director of Kimberly-Clark Corporation. Mr. Read serves on the Boards of Pharmaceutical Research and Manufacturers of America (PhRMA) and the Partnership of New York City. Member of the Board of Directors of U.S.-China Business Council. Director of Pfizer since December 2010.

Albert Bourla

Group President, Global Innovative Pharma and Global Vaccines, Oncology and Consumer Healthcare Businesses since February 2016 and Group President, Vaccines, Oncology and Consumer Healthcare from January 2014 until February 2016. President and General Manager of Established Products Business Unit from December 2010 until December 2013. Area President Europe, Africa, Asia and Pacific of Pfizer Animal Health from 2009 until November 2010. Area President Europe, Africa and Middle East of Pfizer Animal Health from 2005 until 2009.

Frank A. D’Amelio

Executive Vice President, Business Operations and Chief Financial Officer since December 2010. Senior Vice President and Chief Financial Officer from September 2007 until December 2010. Prior to joining Pfizer, he was Senior Executive Vice President of Integration and Chief Administrative Officer of Alcatel-Lucent from November 2006 until August 2007. Director of Zoetis Inc. and of Humana Inc. and Chair of the Humana Audit Committee. He is also a Director of the Independent College Fund of New Jersey.

Mikael Dolsten

President of Worldwide Research and Development since December 2010. Senior Vice President; President of Worldwide Research and Development from May 2010 until December 2010. Senior Vice President; President of Pfizer BioTherapeutics Research & Development Group from October 2009 until May 2010. He was Senior Vice President of Wyeth and President, Wyeth Research from June 2008 until October 2009. He was a Private Equity Partner at Orbimed Advisors, LLC from January 2008 until June 2008. Director of Karyopharm Therapeutics Inc.

Charles H. Hill III

Executive Vice President, Worldwide Human Resources since December 2010. Senior Vice President, Human Resources for Worldwide Biopharmaceuticals Businesses from 2008 through December 2010. Vice President, Human Resources, Worldwide Pharmaceutical Operations from 2004 through 2008. Director of Zoetis Inc. from July 2012 until June 2013.

Rady A. Johnson

Executive Vice President, Chief Compliance and Risk Officer since December 2013. Senior Vice President and Associate General Counsel from October 2006 until December 2013.

Douglas M. Lankler

Executive Vice President and General Counsel since December 2013. Corporate Secretary from January 2014 until February 2014. Executive Vice President, Chief Compliance and Risk Officer from February 2011 until December 2013. Executive Vice President, Chief Compliance Officer from December 2010 until February 2011. Senior Vice President and Chief Compliance Officer from January 2010 until December 2010. Senior Vice President, Deputy General Counsel and Chief Compliance Officer from August 2009 until January 2010. Senior Vice President, Associate General Counsel and Chief Compliance Officer from October 2006 until August 2009.

Freda C. Lewis-Hall

Executive Vice President, Chief Medical Officer since December 2010. Senior Vice President, Chief Medical Officer from May 2009 until December 2010. Previously, she was Chief Medical Officer and Executive Vice President, Medicines Development at Vertex Pharmaceuticals from June 2008 until May 2009. Dr. Lewis-Hall was Senior Vice President, U.S. Pharmaceuticals, Medical Affairs for Bristol-Myers Squibb Company from 2003 until May 2008. Director of Tenet Healthcare Corporation.

Anthony J. Maddaluna

Executive Vice President; President, Pfizer Global Supply since January 2013. President, Pfizer Global Supply from 2011 until December 2012. Senior Vice President, Strategy & Supply Network Transformation from 2009 until December 2010. Vice President, Strategy & Supply Network Transformation from 2008 until 2009. Vice President and Team Leader, Europe from 1998 until 2008 including responsibility for global logistics and strategic planning from 2005 through 2008. Mr. Maddaluna represents Pfizer on the National Association of Manufacturers (NAM) and is a member of the NAM Executive Committee. Director of Albany Molecular Research Inc.

Laurie J. Olson

Executive Vice President, Strategy, Portfolio and Commercial Operations since July 2012. Senior Vice President — Strategy and Portfolio Management from 2011 until July 2012. Senior Vice President — Portfolio Management and Analytics from 2008 until 2010. Since joining Pfizer in 1987 as an Analyst in the Company’s marketing research organization, Ms. Olson has served in a variety of marketing leadership positions with increasing responsibility in both the Company’s U.S. and global commercial organizations.

Sally Susman

Executive Vice President, Corporate Affairs (formerly Policy, External Affairs and Communications) since December 2010. Senior Vice President, Policy, External Affairs and Communications from December 2009 until December 2010. Senior Vice President and Chief Communications Officer from February 2008 until December 2009. Prior to joining Pfizer, Ms. Susman held senior level positions at The Estée Lauder Companies, including Executive Vice President from 2004 to January 2008. Director of WPP plc.

John D. Young

Group President, Global Established Pharma Business since January 2014. President and General Manager, Pfizer Primary Care from June 2012 until December 2013. Primary Care Business Unit’s Regional President for Europe and Canada from 2009 until June 2012. U.K. Country Manager from 2007 until 2009.

Directors of Pfizer (Excluding Ian C. Read)

Dennis A. Ausiello, M.D.

Director, Center for Assessment Technology and Continuous Health (CATCH). Physician-in-Chief, Emeritus at Massachusetts General Hospital and Chief of Medicine at Massachusetts General Hospital from 1996 until April 2013. Jackson Distinguished Professor of Clinical Medicine at Harvard Medical School. President of the Association of American Physicians in 2006. Member of the Institute of Medicine of the National Academies of Science and a Fellow of the American Academy of Arts and Sciences. Director of Alnylam Pharmaceuticals, Inc., Seres Therapeutics, Inc., TARIS BioMedical LLC and several nonprofit organizations.

W. Don Cornwell

Chairman of the Board and Chief Executive Officer of Granite Broadcasting Corporation (Granite) from 1988 until his retirement in August 2009, and served as Vice Chairman of the Board until December 2009. Granite filed for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code in December 2006 and emerged from its restructuring in June 2007. Director of American International Group, Inc. and Avon Products, Inc. Director of the Edna McConnell Clark Foundation. Director of the Wallace Foundation from 2002 until 2012 and previously served as a Director of CVS Caremark (including two years as Chair of its Compensation Committee) for over 10 years. Trustee of Big Brothers/Sisters of New York.

Joseph J. Echevarria

Chief Executive Officer of Deloitte LLP (Deloitte), a global provider of professional services, from 2011 until his retirement in 2014. During his 36-year tenure with Deloitte, he served in various leadership roles, including Deputy Managing Partner, Southeast Region Audit Managing Partner and U.S. Managing Partner and Chief Operating Officer. Director of The Bank of New York Mellon Corporation and Unum Group. Member of the President’s Export Council and the Presidential Commission on Election Administration. Chair of My Brother’s Keeper Alliance. Member of the Board of Trustees of the University of Miami.

Frances D. Fergusson, Ph.D.

President Emeritus of Vassar College since 2006 and President from 1986 to 2006. Served on the Mayo Clinic Board for 14 years, the last four years as its Chairman, and as President of the Board of Overseers of Harvard University from 2007 through 2008. Director of Wyeth from 2005 until 2009. Director of Mattel, Inc. She serves as a Trustee of the J. Paul Getty Trust (executive committee) and Second Stage Theatre, and as a Director on the executive committee of The John and Mable Ringling Museum of Art Foundation, Inc.

Helen H. Hobbs, M.D.

Investigator of the Howard Hughes Medical Institute since 2002, Professor of Internal Medicine and Molecular Genetics and Director of the McDermott Center for Human Growth and Development at the University of Texas Southwestern Medical Center. Member of the American Society for Clinical Investigation and the Association of American Physicians. Elected to the National Academy of Medicine in 2004, the American Academy of Arts and Sciences in 2006, and the National Academy of Sciences in 2007. She received both the Clinical Research Prize (2005) and Distinguished Scientist Award (2007) from the American Heart Association. In 2012, she received the inaugural International Society of Atherosclerosis Prize and in 2015 she received both the Pearl Meister Greengard Award and the Breakthrough Prize in Life Sciences.

James M. Kilts

Founding Partner, Centerview Capital, a private equity firm, since 2006. Vice Chairman, The Procter & Gamble Company (Procter & Gamble), from 2005 to 2006. Chairman and Chief Executive Officer, The Gillette Company (Gillette), from 2001 to 2005 and President, Gillette, from 2003 to 2005. President and Chief Executive Officer, Nabisco Group Holdings Corporation (Nabisco), from 1998 until its acquisition in 2000. Non-Executive Director of the Board of Nielsen Holdings N.V., Chairman of the Board of Nielsen Holdings N.V. (from January 2011 until December 2013) and Chairman of the Nielsen Company B.V. (from 2009 until 2014), Director of MetLife, Inc., and Unifi, Inc., Chairman of Big Heart Pet Brands until March 2015 and Director of Meadwestvaco Corporation until April 2014. Emeritus Trustee of Knox College and Trustee of the University of Chicago, a member of the Board of Overseers of Weill Cornell Medical College, and Founder and Co-Chair, Steering Committee, of the Kilts Center for Marketing at the University of Chicago Booth School of Business.

Shantanu Narayen

President and Chief Executive Officer and Director of Adobe Systems Incorporated (Adobe), a producer of creative and digital marketing software. Prior to his appointment as CEO in December 2007, Mr. Narayen held various leadership roles at Adobe, including President and Chief Operating Officer, Executive Vice President of Worldwide Products, and Senior Vice President of Worldwide Product Development. Director of Dell Inc. from 2009 until October 2013 and Director of Metavante Technologies Inc. from 2007 until 2009. He serves as President of the Board of Adobe Foundation, which funds philanthropic initiatives around the world.

Suzanne Nora Johnson

Retired Vice Chairman, Goldman Sachs Group, Inc. (Goldman Sachs), since 2007. During her 21-year tenure with Goldman Sachs, she served in various leadership roles, including Chair of the Global Markets Institute, Head of Global Research, and Head of Global Health Care. Director of American International Group, Inc., Intuit Inc. and Visa Inc. Member of the Board of Governors of the American Red Cross; Vice Chair, Board of Trustees of The Brookings Institution; Co-Chairman of the Board of Trustees of the Carnegie Institution of Washington; and member of the Board of Trustees of the University of Southern California.

Stephen W. Sanger

Chairman of General Mills, Inc. (General Mills), a packaged food producer and distributor, from 1995 until his retirement in 2008 and its Chief Executive Officer from 1995 to 2007. Former Chairman of the Grocery Manufacturers of America. Recipient of the Woodrow Wilson Award for Public Service in 2009. Chaired the Fiscal Policy Committee of the Business Roundtable and served as a director of Catalyst. Director of Wells Fargo & Company. Director of Target Corporation from 1996 until 2013.

James C. Smith

President and Chief Executive Officer and Director of Thomson Reuters Corporation, a provider of intelligent information for businesses and professionals, since January 2012 and its Chief Operating Officer from September 2011 to December 2011 and Chief Executive Officer, Thomson Reuters Professional Division, from 2008 to 2011. Prior to the acquisition of Reuters Group PLC by The Thomson Corporation (Thomson) in 2008, he served as Chief Operating Officer of Thomson and as President and Chief Executive Officer of Thomson Learning’s Academic and Reference Group. Member of the International Business Council of the World Economic Forum, the International Advisory Boards of British American Business and the Atlantic Council.

Purchaser

The following table sets forth information about Purchaser’s directors and executive officers as of May 26, 2016. The current business address of each person is c/o Pfizer Inc., 235 East 42nd Street, New York, NY 10017-5755, and the business telephone number is (212) 733-2323. All directors and executive officers listed below are citizens of the United States.

Name	Age	Position
Douglas E. Giordano	53	Director, President & Treasurer
Margaret M. Madden	56	Director, Secretary & Vice President
Bryan Supran	45	Director, Vice President
Alexander Manganiello	49	Vice President

Directors and Executive Officers of Purchaser

Douglas E. Giordano

Director, President and Treasurer of Purchaser. Senior Vice President, Worldwide Business Development of Pfizer since June 2010; Vice President, Worldwide Business Development of Pfizer from April 2007 to June 2010; Vice President, US Planning and Business Development of Pfizer from July 2005 to March 2007.

Margaret M. Madden

Director, Secretary and Vice President of Purchaser. Vice President, Corporate Secretary, Chief Governance Counsel, Pfizer’s Corporate Governance Group since January 2015; Vice President, Assistant General Counsel, Pfizer’s Employment, Privacy and Government Litigation Groups from November 2012 to January 2015; Vice President, Assistant General Counsel, Pfizer’s Employment Law Group from May 2007 to November 2012.

Bryan Supran

Director, Vice President of Purchaser. Senior Vice President and Deputy General Counsel of Pfizer since April 2016; Senior Vice President and Associate General Counsel, Business Transactions, Pfizer from October 2009 to March 2016. Mr. Supran previously served as Vice President and Associate General Counsel, Corporate and Securities, at Wyeth from 2004 to 2009. Prior to joining Wyeth, he practiced at Ropes & Gray LLP in Boston and New York.

Alexander Manganiello

Vice President of Purchaser. Vice President and Assistant General Counsel of Pfizer Business Transactions – Pfizer Legal Division since October 2012; Assistant General Counsel, Pfizer Legal Division from October 2009 to October 2012. Mr. Manganiello previously served as Assistant Vice President and Senior Licensing Counsel at Wyeth from 2004 to 2009 and prior to that was an attorney at Ropes & Gray LLP in Boston.

The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail:	By overnight or courier:
Computershare Trust Company, N.A.	Computershare Trust Company, N.A.
c/o Voluntary Corporate Actions	c/o Voluntary Corporate Actions
P.O. Box 43011	250 Royall Street, Suite V
Providence, Rhode Island 02940-3011	Canton, Massachusetts 02021

Questions and requests for assistance may be directed to the Information Agent at its addresses and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and other materials related to the Offer may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

470 West Avenue

Stamford CT, 06902

Banks and Brokerage Firms Call: (203) 658-9400

Stockholders Call Toll Free: (800) 662-5200

E-mail: tenderinfo@morrowco.com